  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996.
                                                      REGISTRATION NO. 333-2990
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                          TRICO MARINE SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     4424                  72-1252405
     (STATE OR OTHER           (PRIMARY STANDARD        (I.R.S. EMPLOYER
      JURISDICTION      INDUSTRIAL CLASSIFICATION CODE)IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)
                                610 PALM AVENUE
                            HOUMA, LOUISIANA 70364
                                (504) 851-3833
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                VICTOR M. PEREZ
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          TRICO MARINE SERVICES, INC.
                      2401 FOUNTAINVIEW DRIVE, SUITE 626
                             HOUSTON, TEXAS 77057
                                (713) 780-9926
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
         WILLIAM B. MASTERS                        T. MARK KELLY
 JONES, WALKER, WAECHTER, POITEVENT,          VINSON & ELKINS L.L.P.
      CARRERE & DENEGRE, L.L.P.                2300 FIRST CITY TOWER
       201 ST. CHARLES AVENUE                   1001 FANNIN STREET
    NEW ORLEANS, LOUISIANA 70170               HOUSTON, TEXAS 77002
           (504) 582-8000                         (713) 758-2222

                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                           PROPOSED
                                            PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                     MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED          REGISTERED(1)  PER SHARE(2)     PRICE(2)         FEE
- ------------------------------------------------------------------------------------
 Common Stock, par value    4,025,000
  $0.01 per share             shares         $15.00      $60,375,000     $20,820(3)
- ------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

(1) Includes an aggregate of 525,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3) The Registrant paid $17,844 of the registration fee in connection with the filing of this Registration Statement on March 29, 1996 and Amendment No. 1 thereto on April 30, 1996.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION DATED MAY 13, 1996

                             3,500,000 SHARES

[LOGO]                    TRICO MARINE SERVICES, INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

  Of the 3,500,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Trico Marine Services, Inc. ("Trico" or the "Company") offered hereby, 3,000,000 shares are being sold by the Company and 500,000 by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.

  The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "TMAR."

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
 OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   UNDERWRITING                   PROCEEDS TO
                       PRICE       DISCOUNTS AND   PROCEEDS TO      SELLING
                     TO PUBLIC    COMMISSIONS(1)    COMPANY(2)    STOCKHOLDERS
- ------------------------------------------------------------------------------
Per Share.........     $              $               $              $
- ------------------------------------------------------------------------------
Total(3)..........     $              $               $              $
- ------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements.
(2) Before deducting estimated expenses of $500,000 payable by the Company.

(3) The Company and certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 262,500 and 262,500 shares of Common Stock, respectively, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $    , $    , $    , and $    ,
    respectively. The Company will not receive any proceeds from the over-allotment shares sold by the Selling Stockholders. See "Underwriting" and "Principal and Selling Stockholders."

  The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about May   , 1996 at the offices of Schroder Wertheim & Co. Incorporated, New
York, New York.

SCHRODER WERTHEIM & CO.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                                               SIMMONS & COMPANY
                                          INTERNATIONAL

                                 May   , 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, any reference in this Prospectus to "Trico" or the "Company" refers to Trico Marine Services, Inc. and its predecessor, together with the consolidated subsidiaries of Trico Marine Services, Inc. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised and has been adjusted to give effect to (i) a 3.0253-for-1 stock split of Common Stock, and (ii) the conversion of approximately $7.5 million of the Company's 9% Subordinated Notes (the "Subordinated Notes") into Common Stock at the initial public offering price (collectively, the "Recapitalization").

                                  THE COMPANY

GENERAL

  Trico provides a broad range of marine support services to companies in the oil and gas industry conducting offshore exploration, production and construction operations. The Company is a leading operator of marine support vessels in the U.S. Gulf of Mexico (the "Gulf") and has, as a result of a recently completed acquisition, commenced operations in Brazil. Following the acquisition of four supply boats with a portion of the net proceeds from this Offering, Trico will own a fleet of 51 vessels, including 20 supply boats, six lift boats, 16 crew boats and nine line handling boats. All of Trico's vessels are located in the Gulf with the exception of the line handling boats that operate under long-term charters offshore Brazil. The services provided by Trico's diversified fleet include transportation of drilling materials, supplies and crews to offshore facilities and support for the construction, installation, maintenance and removal of those facilities. Trico has focused on providing high quality, responsive service while maintaining a low cost structure. In addition, the quality of Trico's fleet and the strength of its experienced management team have allowed the Company to develop and maintain long-term customer relationships.

  The Company is the successor to several companies formed in the 1980's by Thomas E. Fairley and Ronald O. Palmer to own, manage and operate offshore marine support vessels. In 1993, Messrs. Fairley and Palmer organized Trico with Berkshire Partners LLC, a Boston-based private equity investment firm (together with its affiliates, "Berkshire"), to acquire vessels owned by Chrysler Capital Corporation ("Chrysler"), the majority of which were operated by the Company. Messrs. Fairley and Palmer have over 40 years of combined experience in the marine support services industry, during which they have been responsible for the acquisition, construction or major refurbishment of more than 80 vessels.

BUSINESS STRATEGY

  The Company's strategy is to enhance its position as a leading supplier of marine support services by pursuing acquisition opportunities in the Gulf and selectively diversifying into certain international markets with additional growth potential. The Company implements this strategy by:

  Maintaining a large, diversified fleet. The size and diversity of Trico's fleet enables the Company to provide oil and gas companies operating in the Gulf a broad range of services, including marine support for exploration, development, production, construction, repair operations and platform removal.

  Reconfiguring and upgrading the fleet. Trico has reconfigured and upgraded the capabilities of its vessel fleet to meet market demands for larger, better equipped vessels. In particular, it has disposed of those vessels it considers to be less profitable such as smaller crew boats, and upgraded certain other vessels. In 1995, the Company completed a $6.0 million capital upgrade program that included (i) lengthening three supply boats from 165 feet to 180 feet and one from 165 feet to 190 feet and enhancing these boats' cargo capacity, (ii) rebuilding a crew boat and (iii) drydocking and refurbishing several other vessels. Substantial downtime was incurred in 1995 from this program, which adversely impacted the Company's results of operations; however, the Company expects to achieve higher day rates and utilization for these upgraded vessels in the future. Additionally, in January 1995, Trico acquired a sixth lift boat to further position the Company to participate in the oil and gas industry's requirement to maintain, repair and salvage the more than 3,000 production platforms in the Gulf.

  Focusing on the Gulf of Mexico. Trico intends to maintain its current focus on the Gulf. Levels of oil and gas exploration, development and production activities in the Gulf have increased recently as a result of several factors, including: (i) improvements in exploration technologies, such as computer-aided exploration and 3-D seismic, have increased drilling success rates in the region; (ii) improvements in subsea completion and production technologies have led to increased deep water drilling and development; (iii) expansion of the region's production infrastructure has improved the economics of developing smaller oil and gas fields; and (iv) the short reserve life characteristic of Gulf gas production which requires continuous drilling to replace reserves and maintain production. Maintenance, repair and salvage activity related to older production platforms and infrastructure in the shallow areas of the Gulf has also increased, and based on the recent increase in applications for permits, the Company also expects continued higher levels of these activities. These higher overall activity levels have led to increased demand for the Company's services and higher overall vessel utilization and dayrates in the Gulf.

  Expanding into selected international markets. While Trico's primary market is the Gulf, the Company seeks to expand into selected international markets which management believes are attractive, long-term markets for the Company's services. As part of this strategy, in March 1996 Trico acquired eight line handling vessels and an operations facility in Brazil (the "Walker Acquisition") and has redeployed one of its line handling vessels from the Gulf to Brazil. These vessels operate under long-term charters for Petrobras, the Brazilian national oil company, and support the oil offloading operations from production facilities to tankers in the Campos Basin offshore Brazil, including transporting supplies and materials to and between deep water platforms. In addition, Trico has been notified by Petrobras, that subject to completing a model tank test in accordance with the bid requirements, Trico is the successful bidder for a contract to build and operate an advanced "small water area twin hull" crew boat (the "SWATH vessel") for Petrobras under a five year contract. The SWATH vessel, which would be used to transport up to 250 passengers to offshore platforms, is expected to commence operations in late 1997. The Company believes that Brazil presents an attractive long-term market because of the Brazilian government's goal of increasing its offshore oil production and the anticipated participation by foreign companies in its exploration and production activities. The Company intends to pursue other opportunities to expand its operations in this market.

  Participating in the consolidation of the industry. The number of supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 275 in March 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 19. Trico's management believes that the Company will benefit from the smaller overall supply boat fleet and consolidation of industry competitors. Trico intends to participate in this consolidation by pursuing fleet acquisition opportunities in the Gulf as well as opportunistic purchases of individual vessels. As part of this strategy, in April 1996, Trico agreed to acquire three 180 foot supply boats and one 190 foot supply boat located in the Gulf for $11.0 million. Trico expects to complete this acquisition in May 1996 with a portion of the net proceeds from the Offering. See "Use of Proceeds." In addition, in March 1996, Trico acquired a 180 foot supply boat which will be available for service at the beginning of 1997 after the vessel has been refurbished and lengthened to 200 feet.

  The Company also believes that legal, regulatory and economic barriers to entry will limit the number of vessels that are capable of returning to the Gulf from overseas markets. Although vessels may return to the Gulf from overseas locations or from alternative uses, management believes that existing U.S. government regulations, mobilization costs and overseas opportunities will limit the number of such vessels for the foreseeable future.

  The Company believes that the financial flexibility provided by the Offering will position the Company to benefit from any further consolidation of the Gulf vessel fleet and to pursue incremental acquisitions in the Gulf. Management believes the expansion of the Company's fleet and its capabilities, and the recent entrance into the Brazilian market, as a result of the Walker Acquisition, have positioned Trico to respond to improving conditions in the offshore oil and gas industry.

                                  THE OFFERING

Common Stock offered:
  By the Company..............  3,000,000 shares
  By the Selling Stockholder..  500,000 shares
  Total.......................  3,500,000 shares
Common Stock outstanding after
 the Offering.................  6,585,714 shares(1)
Use of proceeds...............  To repay $21.6 million of indebtedness outstanding under the Company's bank credit
                                facility, to acquire four supply boats for $11.0
                                million and to repay $6.0 million of
                                indebtedness outstanding under the Subordinated
                                Notes. The Company will not receive any of the
                                proceeds from the sale of common stock by the
                                Selling Stockholders. See "Use of Proceeds."
Nasdaq National Market symbol.  TMAR
Risk factors..................  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

- --------
(1) Gives effect to the Recapitalization (assuming an initial public offering price of $14.00 per share), but does not include 830,512 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees. See "Management--Stock Incentive Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary financial and operating data as of the dates and for the periods indicated. The following data should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

                           THREE MONTHS       YEAR ENDED
                          ENDED MARCH 31,    DECEMBER 31,                       1993(1)
                          ----------------  -------------------  ----------------------------------
                                                                 TWO MONTHS ENDED  TEN MONTHS ENDED
                           1996     1995     1995        1994    DECEMBER 31, 1993 OCTOBER 28, 1993
                          -------  -------  -------     -------  ----------------- ----------------
                                              (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE
                            (UNAUDITED)                          AMOUNTS)
INCOME STATEMENT DATA:

 Total revenues.........  $ 8,384  $ 6,360  $26,698     $29,034      $  6,145          $26,871
 Direct operating
  expenses
 Direct labor and other
  operating expenses....    4,478    4,229   16,520      16,458         2,952           15,509
 Management fees........      209      138      468         707            90            1,002
 General and
  administrative........      661      655    2,509       2,057           256            1,412
 Amortization of marine
  inspection costs......      430      233    1,930       1,490           222            1,176
 Other..................      104      153      545         764            33              875
                                                                                       -------
 Revenue less direct
  operating expenses....       --       --       --          --            --          $ 6,897
                                                                                       =======
 Depreciation...........      824      990    2,740       2,786           502
                          -------  -------  -------     -------      --------
 Operating income
  (loss)................    1,678      (38)   1,986       4,772         2,090
 Interest expense.......    1,036      972    3,850       3,767           620
 Amortization of
  deferred financing
  costs.................      102       93      381         344            60
 Gain on sale of vessel.       --      (56)    (244)         --            --
 Other income, net......      (12)     (30)     (32)        (51)           --
 Income tax expense
  (benefit).............      188     (346)    (670)        226           564
                          -------  -------  -------     -------      --------
 Net income (loss)......  $   364  $  (671) $(1,299)    $   486      $    846
                          =======  =======  =======     =======      ========
 Net income (loss) per
  share.................  $  0.12  $ (0.22) $ (0.43)    $  0.16      $   0.28
                          =======  =======  =======     =======      ========
 Weighted average common
  shares................    3,051    3,049    3,051       3,010         3,020
                          =======  =======  =======     =======      ========
PRO FORMA DATA(2):
 Pro forma net
  income(3).............  $   993           $ 1,235
 Pro forma net income
  per share.............  $  0.15           $  0.19
 Fully diluted shares
  outstanding...........    6,586             6,586
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  (used in) operating
  activities............  $ 1,014  $ 2,027  $ 6,411     $ 6,666      $ (2,116)
 Net cash provided by
  (used in) investing
  activities............   (5,054)  (1,707)  (6,121)        968       (45,511)
 Net cash provided by
  (used in) financing
  activities............    4,786   (1,080)    (943)     (6,059)       47,822
OTHER FINANCIAL DATA:
 EBITDA(4)..............  $ 2,932  $ 1,185  $ 6,656     $ 9,048      $  2,814
OPERATING DATA:
 Supply boats:
 Average number of
  vessels...............     16.0     16.0     16.0        16.0          16.0             16.0
  180 feet and above....     16.0     12.0     13.0        12.0          12.0             12.0
  165 feet..............       --      4.0      3.0         4.0           4.0              4.0
 Average vessel
  utilization rate(5)...       88%      79%      78%         77%           90%              85%
  180 feet and above....       88%      88%      89%         83%           89%              92%
  165 feet..............       --       52%      32%(6)      59%           95%              64%
 Average vessel day
  rate(7)...............  $ 3,415  $ 2,981  $ 3,060     $ 3,057      $  3,253          $ 2,833
 Lift boats:
 Average number of
  vessels...............      6.0      5.7      5.9         5.0           5.0              5.0
 Average vessel
  utilization rate(5)...       58%      42%      45%         57%           57%              70%
 Average vessel day
  rate(7)...............  $ 4,840  $ 4,624  $ 4,656     $ 5,017      $  4,970          $ 4,735
 Crew/line handling
  boats:
 Average number of
  vessels...............     18.3     19.3     17.8        22.3          24.0             24.0
 Average vessel
  utilization rate(5)...       96%      79%      89%         82%           91%              93%
 Average vessel day
  rate(7)...............  $ 1,530  $ 1,505  $ 1,482     $ 1,465      $  1,500          $ 1,401

                                                     MARCH 31, 1996
                                            ----------------------------------
                                            ACTUAL  PRO FORMA(8) AS ADJUSTED(9)
                                            ------- -----------  -------------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital, including current
   maturities of long-term debt............ $    32   $    32       $3,282
  Property and equipment, net..............  42,555    42,555       53,555
  Total assets.............................  57,553    57,553       67,803
  Long-term and subordinated debt..........  41,284    40,534        9,590
  Stockholders' equity.....................   6,075     6,075       51,095

- --------
(1) Reflects the historical results of operations of the Company for the two months ended December 31, 1993 and the historical results of operations of the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993. Accordingly, interest expense, other income, net, income tax expense, depreciation and amortization and net income are not presented for such vessels because such items would be based on Chrysler's historical costs and borrowings and are not relevant to the ongoing results of the Company. See Note 1 of the notes to the Company's consolidated financial statements.
(2) Adjusted to give effect to the Recapitalization and the Offering (assuming an initial public offering price of $14.00 per share) and the application of the estimated net proceeds thereof as described under "Use of Proceeds," as if each of the foregoing had occurred on January 1, 1995 and January 1, 1996.
(3) Calculated using the Company's net income for the relevant period, as adjusted for the assumed reduction of interest expense, net of related tax, related to the repayment of amounts under the Bank Credit Facility and the repayment and conversion of the Subordinated Notes. This calculation gives no pro forma effect to the acquisition of the four supply vessels expected to be completed with a portion of the net proceeds from the Offering or the anticipated write-off of the Company's unamortized deferred financing costs as a result of the replacement of the Company's existing Bank Credit Facility with a new revolving credit facility and prepayment of outstanding indebtedness. As a result, the Company's management believes that the pro forma information is not indicative of operating results that would have occurred if the Recapitalization, the Offering and the application of the estimated net proceeds had occurred at the beginning of the relevant periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) As used herein, EBITDA is operating income plus depreciation and amortization of marine inspection costs. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.
(5) Average utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are being operated or mobilized/demobilized under contracts with customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(6) 1995 utilization of 165-foot supply boats was lower due primarily to the Company's capital upgrade program, which resulted in approximately 500 lost available vessel days while the vessels were being lengthened and upgraded.
(7) Average day rates are the average of revenue per day per vessel under contract.
(8) Pro forma to reflect $750,000 principal payment under the Company's bank credit facility in April 1996.
(9) As adjusted to give effect to the Recapitalization and the Offering (assuming an initial public offering price of $14.00 per share), and the application of the estimated net proceeds thereof as described under "Use of Proceeds" and the anticipated write-off of the Company's unamortized deferred financing costs as a result of the replacement of the Company's existing Bank Credit Facility with a new revolving credit facility and prepayment of outstanding indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus.

INDUSTRY VOLATILITY; GEOGRAPHIC CONCENTRATION

  The Company's operations depend on levels of activity in offshore oil and gas exploration, development and production, particularly in the Gulf where the majority of the Company's operations are conducted. The level of exploration and development activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity and reduce the demand for the Company's marine support services. A substantial reduction of activity in the Gulf could have a material adverse effect on the Company's financial condition and results of operations. See "Business--The Industry."

COMPETITION

  The Company's business is highly competitive. Competition in the marine support services industry primarily involves factors such as (i) price, service and reputation of vessel operators and crews, (ii) the availability of vessels of the type and size needed by the customer and (iii) the quality of equipment. In the Gulf, the Company competes with both large and small companies. Certain of these competitors have significantly greater financial resources than the Company. In addition, certain of the Company's competitors are building new crew boats greater than 120 feet in length. Continued new construction of crew boats by the Company's competitors could increase the levels of competition within this vessel class. See "Business--Competition."

OPERATING RISKS AND INSURANCE

  Marine support vessels are subject to operational risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of Company vessels and such vessels' tow or cargo or other property and injury to passengers and personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. See "--Government Regulation." The Company maintains insurance coverage against certain of these risks, which management considers to be customary in the industry. There can be no assurance, however, that the Company's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. See "Business--Insurance."

GOVERNMENT REGULATION

  The Company's operations are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. These regulations govern worker health and safety and the manning, construction and operation of vessels. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. The failure to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations could have a material adverse effect on the Company. See "Business--Government Regulation."

  The Company's operations also are subject to federal, state and local laws and regulations which control the discharge of pollutants into the environment and which otherwise relate to environmental protection. Substantial costs may be incurred in complying with such laws and regulations, and noncompliance can subject the Company to substantial liabilities. There can be no assurance that such costs and liabilities will not be incurred. The Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations are also subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within its jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent change. The Company's insurance policies provide coverage for accidental occurrence of seepage and pollution or clean-up and containment of the foregoing.

  Any violation of such laws or regulations could result in significant liability to the Company, and any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in the Company's vessel maintenance expenses. See "Business--Environmental Regulations."

SEASONALITY

  Marine operations conducted in the Gulf are seasonal and depend, in part, on weather conditions. Historically, Trico has enjoyed its highest utilization rates during the second and third quarters, as mild weather provides favorable conditions for offshore exploration, development and construction. Utilization rates typically have reached their lowest levels in the first quarter, when offshore marine activity generally declines as oil and gas companies complete internal annual exploration budget reviews. Adverse weather conditions during the winter months generally curtail offshore development operations and can particularly impact lift boat utilization rates. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AGE OF FLEET

  Because of overcapacity within the marine support services industry on a worldwide basis, there has been no significant construction of supply boats since 1983. As of April 30, 1996, the average age of the Company's vessels (based on the date of construction) was approximately 15 years. Management believes that after a vessel has been in service for approximately 30 years, repair, vessel certification and maintenance costs may become no longer economically justifiable. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels. See "Business--The Company's Fleet."

INTERNATIONAL OPERATIONS

  The Company's international operations are subject to a number of risks inherent with any business operating in foreign countries. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Historically, the Company's operations have not been affected materially by such conditions or events, but if the Company's international operations expand, the exposure to these risks will also increase. Although it is impossible to predict the nature and the likelihood of any events of these types, if such an event should occur, it could have a material adverse effect on the Company's financial condition and results of operations.

LIMITATIONS ON FOREIGN OWNERSHIP OF COMPANY STOCK

  Under the Merchant Marine Act of 1920, as amended, if persons other than U.S. citizens own in the aggregate in excess of 25% of the Company's outstanding stock, the Company's U.S. flagged vessels would lose the privilege of engaging in the transportation of merchandise in the U.S. coastwise trade. To assure the Company's continued ability to engage in U.S. coastwise trade, the Company's certificate of incorporation contains provisions designed to assure that not more than 24% of the outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The certificate of incorporation provides that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock will not become effective against the Company, and the Company has the power to deny voting and dividend rights with respect to such shares and, at its option, to redeem such shares. See "Business--Government Regulation" and "Description of Capital Stock--Certain Charter and By-Law Provisions."

DEPENDENCE ON KEY PERSONNEL

  The Company depends on the continued services of Thomas E. Fairley, its Chairman of the Board and Chief Executive Officer, Ronald O. Palmer, its Executive Vice President, Victor M. Perez, its Chief Financial Officer, and other key management personnel. The loss of any of these persons could adversely affect the Company's operations. See "Management."

SUBSTANTIAL CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of the Offering, Berkshire will beneficially own approximately 43.0% (39.0% if the over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock, and therefore, will have the ability to exercise substantial influence over the election of directors and other corporate matters requiring stockholder approval. This may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF MARKET PRICE; DILUTION

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock will be listed on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters based upon several factors. See "Underwriting." There can be no assurance that market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the oilfield services industry, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. In addition, assuming an initial public offering price of $14.00 per share, purchasers of the Common Stock offered hereby will incur immediate dilution of $20.0 million ($6.68 per share) in the net tangible book value of their investment. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Following the Offering, the Company will have outstanding 6,585,714 shares of Common Stock (excluding 830,512 shares issuable upon the exercise of outstanding options). All of the 3,500,000 shares of Common Stock offered in the Offering will be eligible for sale in the public market without restriction upon completion of the Offering. All of the remaining 3,085,714 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company, each of its officers and directors and certain of its stockholders have agreed not to sell or otherwise dispose of any of the shares of Common Stock owned by them in the public market for a period of 180 days after the completion of the Offering without the prior consent of the representatives of the Underwriters. As a result, commencing approximately 180 days after the completion of the Offering, substantially all of these 3,085,714 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144. The remaining restricted shares of Common Stock will be eligible for sale pursuant to Rule 144 thereafter. Sales of a substantial amount of the Company's Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  In connection with the Company's initial capitalization and its acquisition of the Chrysler vessels, the Company entered into a Shareholders Agreement (the "Shareholders Agreement") which provides certain demand and piggy-back registration rights, on customary terms and conditions, to the Company's existing stockholders who will hold an aggregate of 3,085,714 shares of Common Stock after the Offering. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations. See "Certain Relationships and Related Transactions--Shareholders Agreement."

DIVIDENDS

  The Company presently intends to retain any earnings to meet its working capital requirements and finance the expansion of its business operations. Therefore, the Company does not plan to pay cash dividends to its stockholders in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

  Trico provides a broad range of marine support services to companies in the oil and gas industry conducting offshore exploration, production and construction operations. The Company is a leading operator of marine support vessels in the Gulf and has, as a result of a recently completed acquisition, commenced operations in Brazil. Following the acquisition of four supply boats with a portion of the net proceeds from this Offering, Trico will own a fleet of 51 vessels, including 20 supply boats, six lift boats, 16 crew boats and nine line handling boats. All of Trico's vessels are located in the Gulf with the exception of the line handling boats that operate under long-term charters offshore Brazil. The services provided by Trico's diversified fleet include transportation of drilling materials, supplies and crews to offshore facilities and support for the construction, installation, maintenance and removal of those facilities. Trico has focused on providing high quality, responsive service while maintaining a low cost structure. In addition, the quality of Trico's fleet and the strength of its experienced management team have allowed the Company to develop and maintain long-term customer relationships.

  The Company is the successor to several companies formed in the 1980's by Thomas E. Fairley and Ronald O. Palmer to own, manage and operate offshore marine support vessels. In 1993, Messrs. Fairley and Palmer organized Trico with Berkshire to acquire vessels owned by Chrysler, the majority of which were operated by the Company. Messrs. Fairley and Palmer have over 40 years of combined experience in the marine support services industry, during which they have been responsible for the acquisition, construction or major refurbishment of more than 80 vessels. The Company's operations are conducted through its two wholly-owned subsidiaries, Trico Marine Assets, Inc., a Delaware corporation ("Trico Assets"), which holds title to the Company's vessels, and Trico Marine Operators, Inc., a Louisiana corporation ("Trico Operators"), which employs the Company's work force and operates the fleet.

  The Company currently has outstanding an aggregate principal amount of approximately $13.5 million of the Subordinated Notes, which bear interest at 9% per annum and mature on March 31, 2001. Approximately $6.0 million of the indebtedness outstanding under the Subordinated Notes held by Berkshire and another non-management holder will be repaid from the net proceeds of the Offering. Berkshire and the other non-management holder have agreed to exchange for Common Stock the remaining $6.7 million of indebtedness outstanding under the Subordinated Notes they hold. All the Subordinated Notes held by the Company's management and directors, totalling $804,000, will also be exchanged for Common Stock. Such Subordinated Notes will be exchanged for a number of shares of Common Stock equal to such aggregate principal amount, plus any accrued and unpaid interest through April 30, 1996, divided by the initial public offering price per share of Common Stock. Interest on the Subordinated Notes accrued after April 30, 1996 will be paid in cash. Assuming a $14.00 initial public offering price, Berkshire will receive approximately 467,797 of the approximately 534,411 shares received by the Company's existing stockholders upon the conversion of their Subordinated Notes. In addition, upon consummation of the Offering, the management agreement between the Company and Berkshire (the "Management Agreement") will be terminated and, as a result, the Company will no longer be required to pay an annual management fee of approximately $200,000 to Berkshire. See "Certain Relationships and Related Transactions--Management Agreement."

  The Company is incorporated under the laws of the State of Delaware. Its principal office is located at 610 Palm Avenue, Houma, Louisiana 70364 and its telephone number is (504) 851-3833.

                                USE OF PROCEEDS

  The estimated net proceeds to the Company from the Offering (assuming an initial public offering price of $14.00 per share), after deducting the estimated underwriting discount and offering expenses, will be approximately $38.6 million ($41.5 million if the Underwriters' over-allotment option is exercised in full).

  The purpose of the Offering is to further strengthen the Company's financial position and to provide it with the financial flexibility necessary to implement its business strategy. The Company intends to use approximately $21.6 million of the estimated net proceeds to repay a significant portion of the indebtedness outstanding under the Amended and Restated Revolving Credit and Term Loan Agreement (the "Bank Credit Facility") by and among the Company and First National Bank of Boston, Hibernia National Bank and First National Bank of Commerce, including amounts used to finance the Walker Acquisition ($4.2 million) and the Company's capital upgrade program (approximately $6.0 million). The remaining net proceeds will be used to purchase four supply boats for $11.0 million and repay approximately $6.0 million of indebtedness outstanding under the Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "The Company" and "Certain Relationships and Related Transactions-- Stockholder Notes."

  The Company has received a commitment from the same group of lenders to provide a $30.0 million revolving credit facility that would replace the Bank Credit Facility upon completion of the Offering. This new revolving facility will be available to the Company to fund its working capital needs and to take advantage of opportunities to acquire additional vessels as they arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company will not receive any of the proceeds from the sale of any shares of Common Stock sold by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."

                                DIVIDEND POLICY

  The Company presently intends to retain its earnings to meet its working capital requirements and finance the expansion of its business operations. Therefore, the Company does not plan to pay cash dividends to its stockholders in the foreseeable future. In addition, the Company's credit arrangements contain provisions which prohibit the Company from paying dividends on its Common Stock. The Company is also a holding company which conducts its business through its two main subsidiaries. As a result, the Company's cash flow and consequent ability to make dividend payments primarily depend on the earnings of its subsidiaries and on dividends and other payments therefrom. Any future determination to pay cash dividends will be made by the Board of Directors in light of Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at that time. See "Risk Factors--Dividends."

                                   DILUTION

  The net tangible book value of the Common Stock at March 31, 1996, was approximately $2.1 million, or $0.70 per share. If the Recapitalization had occurred as of March 31, 1996, the net tangible book value of the Common Stock as of such date would have been $9.6 million, or $2.68 per share. After giving effect to the Recapitalization and the Offering (at an assumed initial public offering price of $14.00 per share) and after deducting the estimated underwriting discount and offering expenses, the net tangible book value of the Common Stock at March 31, 1996 would have been approximately $48.2 million, or $7.32 per share. This represents an immediate dilution in net tangible book value to investors of $6.68 per share and an immediate increase in net tangible book value to existing stockholders of $4.64 per share. The following table illustrates the per share dilution:

   Assumed initial public offering price...........................       $14.00
     Net tangible book value per share at March 31, 1996(1)........ $2.68
     Increase per share attributable to new investors in the
      Offering..................................................... 4.64
   Pro forma net tangible book value per share after the
    Offering(2)....................................................         7.32
                                                                          ------
   Dilution per share to new investors in the Offering(2)..........       $ 6.68
                                                                          ======

  The following table summarizes as of March 31, 1996, on a pro forma basis, the number of shares of Common Stock issued by the Company, the total consideration received by the Company and the average price per share of Common Stock paid by existing stockholders and by investors in the Offering (at an assumed initial public offering price of $14.00 per share) before deducting the estimated underwriting discounts and offering expenses.

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
Existing stockholders(2)........ 3,085,714   50.7% $10,410,743   19.9%  $ 3.37
New investors................... 3,000,000   49.3%  42,000,000   80.1%  $14.00
                                 ---------  -----  -----------  -----
  Total......................... 6,085,714  100.0% $52,410,743  100.0%
                                 =========  =====  ===========  =====

- --------
(1) Gives effect to the Recapitalization, but does not include an aggregate of 830,512 shares of Common Stock issuable upon the exercise of outstanding options. See "Management--Stock Incentive Plans."
(2) Gives effect to the Recapitalization and the Offering, but does not include an aggregate of 830,512 shares of Common Stock issuable upon the exercise of outstanding options. See "Management--Stock Incentive Plans."

                                CAPITALIZATION

  The following table sets forth the consolidated unaudited capitalization of the Company at March 31, 1996, and on a pro forma basis giving effect to the $750,000 principal payment made under the Bank Credit Facility in April 1996 and as adjusted to give effect to the Recapitalization and the sale of the Common Stock offered hereby (at an assumed initial public offering price of $14.00 per share) and the application of the proceeds thereof as described under "Use of Proceeds." The information in the table should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

                                                      MARCH 31, 1996
                                               ------------------------------
                                               ACTUAL   PRO FORMA AS ADJUSTED
                                               -------  --------- -----------
                                                  (DOLLARS IN THOUSANDS)
Long-term debt, including current maturities:
  Bank Credit Facility
    Revolving credit facility................. $   400   $   400    $    --
    Term loan.................................  31,500    30,750      9,590
  Subordinated Notes..........................  13,384    13,384         --
                                               -------   -------    -------
    Total long-term debt......................  45,284    44,534      9,590
                                               -------   -------    -------
Stockholders' equity:
  Preferred stock, $.01 par value per share;
   5,000,000 shares authorized; no shares
   outstanding................................      --        --         --
  Common stock, $.01 par value per share;
   15,000,000 shares authorized; 3,123,371
   shares issued and 3,051,339 shares
   outstanding (actual) and 6,657,746 shares
   issued and 6,585,714 shares outstanding
   (pro forma and as adjusted)(1).............      31        31         66
  Additional paid-in capital..................   5,649     5,649     51,558
  Retained earnings (deficit).................     396       396       (528)(2)
  Treasury stock (72,032 shares)..............      (1)       (1)        (1)
                                               -------   -------    -------
    Total stockholders' equity................   6,075     6,075     51,095
                                               -------   -------    -------
Total capitalization.......................... $51,359   $50,609    $60,685
                                               =======   =======    =======

- --------
(1) Gives effect to the Recapitalization and the Offering, but does not include an aggregate of 830,512 shares of Common Stock issuable upon exercise of outstanding options. See "Management--Stock Incentive Plans."
(2) This includes a charge for the write-off of unamortized deferred financing costs, net of related tax, as a result of the replacement of the Company's existing Bank Credit Facility with a new revolving credit facility and the prepayment of outstanding indebtedness from a portion of the net proceeds of the Offering. This charge is expected to be recognized in the quarter ended June 30, 1996. The amount of the charge, net of related tax, is expected to be approximately $924,000, or $0.14 per share on a pro forma, fully-diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected consolidated financial and operating data for the dates and periods indicated. The financial information for each of the years ended December 31, 1995 and 1994 and the two month period ended December 31, 1993 and as of December 31, 1995, 1994 and 1993 is derived from the Company's audited consolidated financial statements and notes thereto. The selected consolidated financial data as of March 31, 1996 and 1995 and for the three month periods then ended are derived from the unaudited consolidated statements of the Company for such periods. In the opinion of management, the unaudited financial statements of the Company reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for these periods. The financial information for the ten month period ending October 28, 1993 and each of the years ended December 31, 1992 and 1991 reflects operating results for the vessels acquired by the Company from Chrysler in October 1993. This information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                            --------------------------------------------------------------------------
                           THREE MONTHS
                          ENDED MARCH 31,
                          ----------------                      TWO MONTHS ENDED    TEN MONTHS ENDED
                           1996     1995     1995     1994    DECEMBER 31, 1993(1) OCTOBER 28, 1993(1) 1992(1) 1991(1)
                          -------  -------  -------  -------  -------------------- ------------------- ------- -------
                            (UNAUDITED)             (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
 Total revenues.........  $ 8,384  $ 6,360  $26,698  $29,034        $  6,145             $26,871       $17,988 $22,992
 Direct operating
  expenses:
 Direct labor and other
  operating expenses....    4,478    4,229   16,520   16,458           2,952              15,509        12,611  13,412
 Management fees........      209      138      468      707              90               1,002           749     788
 General and
  administrative........      661      655    2,509    2,057             256               1,412         1,338   1,404
 Amortization of marine
  inspection costs......      430      233    1,930    1,490             222               1,176         1,099   1,041
 Other..................      104      153      545      764              33                 875           367      22
                                                                                         -------       ------- -------
 Revenue less direct
  operating expenses....       --       --       --       --              --             $ 6,897       $ 1,824 $ 6,325
                                                                                         =======       ======= =======
 Depreciation...........      824      990    2,740    2,786             502
                          -------  -------  -------  -------        --------
 Operating income
  (loss)................    1,678      (38)   1,986    4,772           2,090
 Interest expense.......    1,036      972    3,850    3,767             620
 Amortization of
  deferred financing
  costs.................      102       93      381      344              60
 Gain on sale of vessel.       --      (56)    (244)      --              --
 Other income, net......      (12)     (30)     (32)     (51)             --
 Income tax expense
  (benefit).............      188     (346)    (670)     226             564
                          -------  -------  -------  -------        --------
 Net income (loss)......  $   364  $  (671) $(1,299) $   486        $    846
                          =======  =======  =======  =======        ========
 Net income (loss) per
  share.................  $  0.12  $ (0.22) $ (0.43) $  0.16        $   0.28
                          =======  =======  =======  =======        ========
 Weighted average common
  shares................    3,051    3,049    3,051    3,010           3,020
                          =======  =======  =======  =======        ========
PRO FORMA DATA(2):
 Pro forma net
  income(3).............  $   993           $ 1,235
 Pro forma net income
  per share.............  $  0.15           $  0.19
 Fully diluted shares
  outstanding...........    6,586             6,586
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  (used in) operating
  activities............  $ 1,014  $ 2,027  $ 6,411  $ 6,666        $ (2,116)
 Net cash provided by
  (used in) investing
  activities............   (5,054)  (1,707)  (6,121)     968         (45,511)
 Net cash provided by
  (used in) financing
  activities............    4,786   (1,080)    (943)  (6,059)         47,822
OTHER FINANCIAL DATA:
 EBITDA(4)..............  $ 2,932  $ 1,185  $ 6,656  $ 9,048        $  2,814

                          THREE MONTHS
                           ENDED MARCH     YEAR ENDED
                               31,        DECEMBER 31,                    1993(1)
                          --------------  -----------------  ---------------------------------
                                                             TWO MONTHS ENDED
                                                               DECEMBER 31,   TEN MONTHS ENDED
                           1996    1995    1995       1994         1993       OCTOBER 28, 1993
                          ------  ------  ------     ------  ---------------- ----------------
OPERATING DATA:
 Supply boats:
 Average number of
  vessels...............    16.0    16.0    16.0       16.0         16.0             16.0
  180 feet and above....    16.0    12.0    13.0       12.0         12.0             12.0
  165 feet..............      --     4.0     3.0        4.0          4.0              4.0
 Average vessel
  utilization rate(5)...      88%     79%     78%        77%          90%              85%
  180 feet and above....      88%     88%     89%        83%          89%              92%
  165 feet..............      --      52%     32%(6)     59%          95%              64%
 Average vessel day
  rate(7)...............  $3,415  $2,981  $3,060     $3,057       $3,253           $2,833
 Lift boats:
 Average number of
  vessels...............     6.0     5.7     5.9        5.0          5.0              5.0
 Average vessel
  utilization rate(5)...      58%     42%     45%        57%          57%              70%
 Average vessel day
  rate(7)...............  $4,840  $4,624  $4,656     $5,017       $4,970           $4,735
 Crew/line handling
  boats:
 Average number of
  vessels...............    18.3    19.3    17.8       22.3         23.0             24.0
 Average vessel
  utilization rate(5)...      96%     79%     89%        82%          91%              93%
 Average vessel day
  rate(7)...............  $1,530  $1,505  $1,482     $1,465       $1,500           $1,401

                                                           DECEMBER 31,
                                            MARCH 31, ------------------------
                                              1996     1995     1994    1993
                                            --------- -------  ------- -------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit), including
   current maturities of long-term debt....  $    32  $  (844) $ 1,550 $(2,704)
  Property and equipment, net..............   42,555   39,264   38,508  45,191
  Total assets.............................   57,553   52,113   51,419  55,207
  Long-term debt...........................   41,284   36,780   35,452  37,560
  Stockholders' equity.....................    6,075    5,712    7,002   6,450

- --------
(1) Reflects the historical results of operations of the Company for the two months ended December 31, 1993 and the historical results of operations for the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993 and each of the years ended December 31, 1992 and 1991. Accordingly, interest expense, other income, net, income tax expense, depreciation and amortization and net income are not presented for such vessels because such items would be based on Chrysler's historical cost and borrowings and are not relevant to the ongoing results of the Company. See Note 1 to the Company's consolidated financial statements.
(2) Adjusted to give effect to the Recapitalization and the completion of the Offering (assuming an initial public offering price of $14.00 per share) and the application of the estimated net proceeds thereof as described under "Use of Proceeds," as if each of the foregoing had occurred on January 1, 1995 and January 1, 1996.
(3) Calculated using the Company's net income for the relevant period, as adjusted for the assumed reduction of interest expense, net of related tax, related to the repayment of amounts under the Bank Credit Facility and the repayment and conversion of the Subordinated Notes. This calculation gives no pro forma effect to the acquisition of the four supply vessels expected to be completed with a portion of the net proceeds from the Offering or the anticipated write-off of the Company's unamortized deferred financing costs as a result of the replacement of the Company's existing Bank Credit Facility with a new revolving credit facility and the prepayment of outstanding indebtedness. As a result, the Company's management believes that the pro forma information is not indicative of operating results that would have occurred if the Recapitalization, the Offering and the application of the estimated net proceeds had occurred at the beginning of the relevant periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) As used herein, EBITDA is operating income plus depreciation and amortization of marine inspection costs. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.
(5) Average utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are being operated or being mobilized/demobilized under contracts with customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."
(6) 1995 utilization of 165-foot supply boats was lower due primarily to the Company's capital upgrade program, which resulted in approximately 500 lost available vessel days while the vessels were being lengthened and upgraded.
(7) Average day rates are the average of revenue per day per vessel under contract.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's results of operations are affected primarily by day rates and fleet utilization. While marine support vessels service existing oil and gas production platforms as well as exploration and development activities, incremental demand depends primarily upon the level of drilling activity, which in turn is related to both short-term and long-term trends in oil and gas prices. As a result, trends in oil and gas prices may significantly affect utilization and day rates. Due to the Company's concentration in the Gulf, where natural gas comprises approximately 70% of oil and gas production, the Company's activities are more affected by the price of natural gas than oil. Generally, a decline in gas prices has led historically to a reduction in offshore drilling and lower demand for offshore vessels. Recently, however, this relationship has been less pronounced due to a number of industry trends, including advances in technology that have increased drilling success rates and efficiency, vessel attrition and a tightening of the gas market supply and demand. In addition, over the past two years the Company has reconfigured its fleet to more effectively service market demand and improve its profitability. The following table sets forth (i) average U.S. natural gas prices, (ii) the average number of offshore rigs under contract in the Gulf, (iii) vessel utilization rates for the Company and (iv) vessel day rates for the Company for each quarterly period through March 31, 1996.

                                                          YEARS ENDED DECEMBER 31,
                         ------------------------------------------------------------------------------------------------------
                                    1993(1)                         1994                            1995                  1996
                         ------------------------------  ------------------------------  ------------------------------  ------
                         QTR.1   QTR.2   QTR.3   QTR.4   QTR.1   QTR.2   QTR.3   QTR.4   QTR.1   QTR.2   QTR.3   QTR.4   QTR.1
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
U.S. natural gas
 prices(2).............. $ 1.92  $ 2.16  $ 2.20  $ 2.21  $ 2.42  $ 1.95  $ 1.70  $ 1.60  $ 1.51  $ 1.63  $ 1.54  $ 2.06  $ 3.44
Rigs under contract in
 the Gulf(3)............     99     106     116     125     118     122     132     131     120     127     131     142     139
Average Company vessel
 utilization rate(4):
 Supply boats (total)...     87%     86%     87%     92%     77%     65%     79%     86%     79%     69%     75%     87%     88%
 Supply boats (180 feet
  and above)............     92%    100%     95%     92%     78%     79%     88%     89%     88%     84%     86%     95%     88%
 Supply boats (165
  feet)(5)..............     70%     48%     67%     93%     76%     25%     55%     79%     52%     25%     28%     --      --
 Lift boats.............     57%     64%     80%     66%     58%     51%     64%     53%     42%     41%     48%     49%     58%
 Crew/line handling
  boats.................     91%     92%     94%     96%     79%     75%     83%     89%     79%     87%     91%     98%     96%
Average Company vessel
 day rate(6):
 Supply boats........... $2,709  $2,759  $2,992  $3,088  $3,277  $3,113  $2,888  $2,978  $2,981  $2,771  $3,101  $3,322  $3,415
 Lift boats.............  4,754   4,718   4,659   4,999   5,099   4,879   4,985   5,098   4,624   4,735   4,523   4,718   4,840
 Crew/line handling
  boats.................  1,346   1,382   1,501   1,438   1,500   1,465   1,429   1,464   1,505   1,422   1,474   1,525   1,530

- -------
(1) Reflects the historical operating statistics of the Company for the two months ended December 31, 1993 and for the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993.
(2) Average monthly Henry Hub cash price in $/MMBtu, as reported in Natural Gas Week.
(3) Average Gulf of Mexico mobile offshore rig count, as reported by Offshore Data Services.
(4) Average vessel utilization rate for the Company is calculated by dividing the total number of days for which a vessel is under contract in a quarter by the total number of days in such quarter.
(5) Following the completion of the 1995 capital upgrade program, all of the Company's supply boats are at least 180 feet in length.
(6) Average vessel day rate for the Company is calculated by dividing a vessel's total quarterly revenues by the total number of days such vessel was under contract during such quarter.

  The Company's day rates and utilization rates are also affected by the size, configuration and capabilities of the Company's fleet. In the case of supply boats, the deck space and liquid mud and dry bulk cement capacity are important attributes. For crew boats, size and speed are important factors, and in the case of lift boats, longer leg length and greater crane capacity add versatility and marketability. During 1994 and 1995, the Company reconfigured its fleet by disposing of several small crew boats (100 feet) and other vessels, the majority of which were sold to operators outside the marine support industry. After the capital upgrade program, all of the Company's supply boats are at least 180 feet and all have liquid mud and dry bulk capacity.

  The Company's operating costs primarily are a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Generally, increases or decreases in vessel utilization only affect that portion of the Company's direct operating costs that is incurred when the vessels are active. As a result, direct operating costs as a percentage of revenues may vary substantially due to changes in day rates and utilization.

  In addition to these variable costs, the Company incurs fixed charges related to the depreciation of its fleet and costs for the routine drydock inspection, maintenance and repair designed to ensure compliance with U.S. Coast Guard regulations and to maintain American Bureau of Shipping ("ABS") certification for its vessels. Maintenance and repairs expense and marine inspection amortization charges are generally determined by the aggregate number of drydockings and other repairs undertaken in a given period. Costs incurred for drydock inspection and regulatory compliance are capitalized and amortized over the period between such drydockings, typically two to three years.

  Upon completion of the Offering, the Company intends to, among other things, prepay a significant portion of outstanding indebtedness and to replace the Bank Credit Facility with a new $30.0 million revolving line of credit. Under generally accepted accounting principles, the Company will be required to expense the remaining unamortized balance of deferred financing costs in the fiscal quarter when the repayment and restructuring is completed, as a one-time, non-cash charge against the Company's earnings. This charge is expected to be recognized in the quarter ended June 30, 1996. The amount of the charge is expected to be approximately $924,000, net of related tax, or $0.14 per share on a pro forma fully diluted basis.

RESULTS OF OPERATIONS

                                       THREE MONTHS
                                        ENDED MARCH    YEARS ENDED DECEMBER
                                            31,                31,
                                       --------------  ----------------------
                                        1996    1995    1995    1994    1993(1)
                                       ------  ------  ------  ------  ------
Average vessel day rates:
  Supply boat......................... $3,415  $2,981  $3,060  $3,057  $2,899
  Lift boats..........................  4,840   4,624   4,656   5,017   4,752
  Crew/line handling boats............  1,530   1,505   1,482   1,465   1,413
Average vessel utilization rate:
  Supply boats........................     88%     79%     78%     77%     86%
  Supply boats (180 feet and
   above)(2)..........................     88%     88%     89%     83%     92%
  Supply boats (165 feet).............     --      52%     32%     59%     70%
  Lift boats..........................     58%     42%     45%     57%     68%
  Crew/line handling boats............     96%     79%     89%     82%     92%
Average number of vessels:
  Supply boats........................   16.0    16.0    16.0    16.0    16.0
  Lift boats..........................    6.0     5.7     5.9     5.0     5.0
  Crew/line handling boats............   18.3    19.3    17.8    22.3    25.9
Total available vessel days(3):
  Supply boats........................  1,302   1,398   4,999   5,464   5,456
  Lift boats..........................    505     476   1,843   1,626   1,475
  Crew/line handling boats............  1,638   1,454   5,583   7,440   8,794
                                       ------  ------  ------  ------  ------
    Total available vessel days.......  3,445   3,328  12,425  14,530  15,725
                                       ======  ======  ======  ======  ======

- --------
(1) Reflects the historical operating statistics of the Company for the two months ended December 31, 1993 and for the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993.
(2) Following completion of the capital upgrade program, all of the Company's supply boats are at least 180 feet in length.
(3) Total available vessel days are the total days that vessels are available for charter and are not being drydocked, repaired or upgraded.

 Comparison of Three Months Ended March 31, 1996 and 1995

  During the three months ended March 31, 1996, the Company generated revenues of $8.4 million, an increase of 31.8% compared to $6.4 million for the three months ended March 31, 1995. This increase was principally due to higher average day rates for the Company's supply boats following completion of the 1995 capital upgrade program and improved market conditions. All of the Company's vessel classes achieved higher overall utilization during the period due to the stronger market conditions in the Gulf.

  During 1995, the Company began and completed a major capital upgrade program, in which three of the supply boats were lengthened from 165 feet to 180 feet, and one from 165 feet to 190 feet, with the boats' capacity for liquid mud and bulk cargo also increased. Additionally, the Company rebuilt and lengthened a crew boat, which was placed in service in November 1995, and acquired a sixth lift boat in January 1995. Completion of these capital projects enabled the Company to begin fiscal 1996 with a larger, enhanced fleet of vessels which, in addition to the benefit of improved market conditions, has resulted in higher day rates and higher overall fleet utilization. Average utilization for supply boats was 88% for the three months ended March 31, 1996, compared to 79% for the same period of 1995, while average day rates increased approximately 14.6% to $3,415 from $2,981. The increase in utilization for the supply boats was achieved despite downtime for repairs and maintenance of 155 days during the period, including the routine drydocking of two supply boats for U.S. Coast Guard inspection.

  Utilization for the Company's lift boats increased to 58% in the first quarter of 1996 from 42% during the first quarter of 1995. The lift boats experienced unusually low utilization in 1995 due to drydocking related downtime and weak market conditions which existed at the beginning of 1995. Finally, utilization for the crew boats increased to 96% from 79% in the comparable 1995 period due to improved market conditions, the addition of the rebuilt 125 foot crew boat and the sale of three small 100 foot crew boats, as part of the Company's fleet upgrade program.

  Direct labor and other operating expenses were $4.5 million during the first quarter of 1996 (53% of revenues) compared to $4.2 million (66% of revenues) during the first quarter of 1995, due to increased labor, supply and repair and maintenance costs during the period. These increases were partially offset by a decrease in vessel insurance costs.

  Depreciation expense was $824,000 in the first quarter of 1996, a decrease from $990,000 due to increased depreciation in 1994 and 1995 from a portion of the purchase price allocated to the vessels as part of the 1993 vessel acquisition. Amortization of marine inspection costs increased to $430,000 in the first quarter of 1996 from $233,000 due to drydocking and marine inspection costs incurred in 1995.

  General and administrative expenses were flat at $661,000 for the first quarter of 1996 as compared to $655,000 for the first quarter of 1995, but decreased as a percent of revenues from 10% of revenues in the 1995 period to 8% in the first quarter of 1996.

  Interest expense from the Company's bank debt increased to $738,000 in the quarter from $703,000, due to the amortization of a gain on the sale of an interest rate swap contract in the first quarter of 1995. Interest expense on the Subordinated Notes increased to $298,000 from $269,000 due to the increase in capitalized accrued interest on the Subordinated Notes. In the first quarter of 1996, the Company had $102,000 in amortization expense for deferred financing costs, compared to $93,000 in the 1995 period, from the 1993 vessel acquisition financing and the subsequent financing for the 1995 capital upgrade program.

  In the first quarter of 1996, the Company had income tax expense of $188,000 compared to an income tax benefit in the amount of $346,000 recorded in the first quarter of 1995.

 Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994

  The Company's revenues declined 8.0% to $26.7 million in 1995, compared to $29.0 million in 1994. This decrease was primarily due to a reduction in the number of total days that the Company's vessels were available for work due to the Company's capital upgrade program, lower lift boat utilization and the reduction in the size of the fleet of crew boats. Total available vessel days, which are the total days vessels are available for charter and not being drydocked, repaired or upgraded, decreased 14.6% from a total of 14,530 in 1994 to 12,425 in 1995. During 1995, four of the Company's supply boats were temporarily removed from service, drydocked and lengthened from 165 feet to 180 feet or greater as part of the Company's capital upgrade program. Available vessel days were also reduced by the sale of several small crew boats during 1994 and 1995 as part of the Company's strategy to focus on larger, more profitable vessels. The larger crewboats (110 feet and above) and the larger supply boats (180 feet and above) tend to be more profitable, as they command higher day rates and enjoy higher utilization rates than the smaller vessels, with approximately the same operating costs. Average utilization for the 180 foot and larger supply boats was 89.0% in 1995 as compared to 78.0% for the entire supply boat fleet. The Company's management believes the completion of the capital upgrade program will result in higher utilization and day rates for the Company's four supply boats which were lengthened. The larger supply boats are also less vulnerable to decreases in utilization rates during market downturns.

  The Company's lift boats experienced unusually low utilization rates in 1995 due to weather-related downtime from an abnormally large number of tropical storms and hurricanes which entered the Gulf during the year. The reduction in the average day rates for the lift boats was due to the acquisition of a sixth lift boat at the beginning of the fiscal year which was smaller than other lift boats in the fleet, thereby commanding a lower day rate. The Company's lift boats are operated by Power Offshore, Inc. ("Power Offshore"), a leading operator of lift boats in the Gulf. Management and incentive fees paid to Power Offshore in 1995 totalled $468,000 as compared to $707,000 for the year ended December 31, 1994 due to the lower level of revenues and operating income for the lift boats during the year. See "Business--Lift Boat Management."

  Direct labor and other operating expenses were unchanged from 1995 to 1994 at $16.5 million. Generally, direct operating expenses do not change in direct proportion to revenues because vessel day rates may increase or decrease without corresponding changes in operating expenses.

  Depreciation expense decreased slightly from $2.8 million in 1994 to $2.7 million in 1995, as the capital improvements made on the Company's vessels and the acquisition of a lift boat at the beginning of the year were offset by the sale of several vessels in 1994 and 1995. Amortization of marine inspection costs increased 29.5% in 1995 to $1.9 million from $1.5 million in the prior year due to the increase in drydocking and marine inspection costs for the year.

  General and administrative expenses rose 22.0% from $2.1 million in 1994 to $2.5 million in 1995 because of an increase in administrative and other shore-based personnel in anticipation of higher activity levels, and personnel required to support the Company's capital upgrade program and on-going operations.

  Interest expense from the Company's bank debt was $2.7 million in 1995 as compared to $2.8 million in 1994, due to lower average bank debt outstanding of $26.6 million in 1995, as compared to $30.5 million in 1994, and $278,000 in compensation received for the early termination of an interest rate swap arrangement. While the Company repaid $5.3 million of outstanding indebtedness during the year, additional bank borrowings of $4.5 million were used to partially fund the Company's 1995 capital upgrade program and the acquisition of a lift boat. Interest expense on the Subordinated Notes increased from $1.0 million to $1.1 million. In 1995 the Company had $381,000 in amortization expense for deferred financing costs, compared to $344,000 in 1994, from the 1993 vessel acquisition financing.

  The Company recorded a $670,000 income tax benefit in 1995, as compared to a $226,000 income tax expense in 1994 due to the loss before income taxes for the year.

 Comparison of Year Ended December 31, 1994 to the Ten Months Ended October 28, 1993 and Two Months Ended December 31, 1993

  The year ended December 31, 1994 reflected the first full year of the Company's operations after the acquisition of the vessels from Chrysler on October 29, 1993. Historical results for 1993 for the Company are for the two months ended December 31, 1993 ("Two Month Period"). Prior to October 29, 1993, historical data represent the 10 month results of operations ("Ten Month Period") for the vessels acquired from Chrysler. Accordingly, interest expense, depreciation and amortization are not discussed below for the Ten Month Period because such items would be based on Chrysler's historical costs and borrowings and are not relevant to the ongoing results of the Company.

  During the year ended December 31, 1994, revenues were $29.0 million, compared to revenues for the Ten Month Period and the Two Month Period of $26.9 million and $6.1 million. Vessel direct labor and other operating expenses in 1994 were $16.5 million, compared to $15.5 million for the Ten Month Period and $3.0 million for the Two Month Period. Management and incentive fees paid to Power Offshore totalled $707,000 in 1994 as compared to $1.0 million and $90,000 for the Ten Month Period and Two Month Period, respectively.

  General and administrative expenses were $2.1 million for 1994, reflecting the first full year of the Company's operations, compared to $256,000 for the Two Month Period and $1.4 million for the Ten Month Period.

  Amortization expense for drydocking and marine inspection costs were $1.5 million for 1994 compared to $222,000 for the Two Month Period and $1.2 million for the Ten Month Period. Depreciation expense was $2.8 million compared to $502,000 for the Two Month Period.

  Interest expense for 1994 was $3.8 million, consisting of $2.8 million of interest expense on the Company's bank credit facilities associated with the acquisition of vessels and $1.0 million in unpaid, deferred interest on the Company's Subordinated Notes, compared to $620,000 for the Two Month Period. The Company had $344,000 in amortization of deferred financing costs in 1994, compared to $60,000 for the Two Month Period, reflecting the amortization of fees and expenses in connection with the vessel acquisition financing.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's strategy has been to reduce its financial leverage incurred in connection with the 1993 vessel acquisition from Chrysler, while adding value by reconfiguring and upgrading its vessel fleet to improve operating capability. The Company's capital requirements historically have been for the acquisition of marine equipment, maintenance and improvements to marine equipment and debt service.

  During the three months ended March 31, 1996, the Company made $5.1 million of capital expenditures, including $4.2 million for the Walker Acquisition. Other expenditures were principally for U.S. Coast Guard and drydocking costs and the remaining expenditures on one supply vessel which was lengthened as part of the Company's vessel upgrade program. During the quarter, the Company amended and restructured the $27.3 million outstanding under its bank facility and incurred $322,000 of debt issuance costs. Funds were provided from additional borrowings under the Bank Credit Facility in the amount of $6.2 million and funds from operating activities of $1.0 million.

  During the fiscal year ended December 31, 1995, the Company made $7.5 million in capital expenditures, consisting of approximately $6.0 million for the upgrade, drydocking and improvement of its vessels and $1.5 million for the acquisition of a lift boat. The Company also made $5.3 million in required principal payments on its bank debt. Funds during the period were provided from the Company's operating activities, which generated approximately $6.4 million, borrowings of $4.5 million under the Company's bank credit facility, and $1.3 million in proceeds from the sale of certain vessels. As a result of the Company's significant capital improvements, the Company was required to manage closely its cash position.

  During 1994, following the acquisition from Chrysler, the Company repaid $9.0 million of its long-term debt and incurred $2.2 million in marine inspection costs and vessel improvements. In 1994, $6.7 million was provided by operating activities, $3.1 million from the sale of certain smaller vessels and $2.9 million from bank borrowings and the issuance of subordinated debt. In December 1994, the Company amended its credit agreement with its bank lenders to provide an additional $4.0 million credit facility for the purpose of funding a portion of the Company's 1995 capital upgrade program. The capital upgrade program consisted of the lengthening and upgrading of four supply vessels, the acquisition of a sixth lift boat, and the complete rebuilding and lengthening of a crew boat.

  At December 31, 1993 the Company had approximately $44.6 million of outstanding indebtedness, substantially all of which was incurred on October 29, 1993 to fund the acquisition of vessels. As part of its bank lending arrangement, the Company established a $4.0 million revolving credit facility, under which $750,000 was outstanding at December 31, 1993. The availability under this facility was required to be reduced by $1.0 million on each of December 31, 1995 and 1996. Scheduled principal payments during the next twelve months under the term loan were approximately $7.0 million. In connection with the acquisition of vessels from Chrysler, the Company issued approximately $10.6 million in principal amount of its Subordinated Notes.

  During the period from October 29, 1993 to December 31, 1993, the Company used approximately $2.1 million of cash for operating activities. This deficit resulted principally from the Company's funding of initial accounts receivable balances and other working capital items following the vessel acquisition. Cash used by investing activities represented the Company's purchase of the vessels and a portion of the common stock of Trico Operators. Cash generated from financing activities represented the proceeds from the issuance of the Company's long-term debt and its sale of common stock.

  The Company's bank credit facility, as amended in March 1996, consists of a $33.0 million term loan and a $3.0 million revolving credit facility. Additional proceeds of $6.2 million were utilized to fund the Walker Acquisition ($4.2 million) and for working capital and expenses ($2.0 million). The term loan is to be repaid in quarterly installments beginning March 31, 1996, in the amount of $750,000 per quarter, increasing to $1.0 million per quarter in 1997 and thereafter, with the remaining balance due December 31, 2000. The revolving facility matures July 31, 1997 and may be extended annually at the lenders' discretion. Both the term loan and the revolving facility bear interest at the lenders' floating prime rate of interest plus 1 3/4% per annum (currently 10.0%) and the Company incurs a fee of 1/2% per annum on the undrawn portion. The Bank Credit Facility is secured by substantially all of the Company's assets and contains certain covenants which limit the Company's ability to incur additional indebtedness, limit capital expenditures, prohibit the payment of dividends and require the Company to maintain certain financial ratios. As of April 30, 1996, the Company had $1.5 million remaining to be drawn under the term loan and $2.6 million available under its revolving line of credit.

  The Company has received a commitment from the same group of lenders to provide a $30.0 million revolving credit facility which would replace the Bank Credit Facility upon completion of the Offering. The new revolving facility will mature in three years but may be extended annually at the discretion of the banks. Borrowings thereunder will bear interest at LIBOR plus 1 1/2% (currently approximately 7.0%) with a fee of 3/8% per annum on the undrawn portion. The new credit facility will be secured by substantially all of the Company's existing assets and requires the Company to maintain certain financial ratios.

  The Company has been notified by Petrobras that, subject to completing a model tank test in accordance with the bid requirements, the Company is the successful bidder for a contract to build and operate the SWATH vessel under a five-year charter to Petrobras. The SWATH vessel would be used to transport up to 250 passengers from the Petrobras base in Macae, Brazil to offshore platforms in the Campos Basin pursuant to a day rate contract. Assuming successful completion of the model tank test and subsequent execution of a contract, the Company expects to begin vessel construction in the third quarter of 1996 and commence service in the fourth quarter of 1997. The Company plans to finance the major portion of the vessel's $8.5 million cost through the Maritime Administration's Title XI ship financing program with whom the Company has a pending application, and with available borrowings under its Bank Credit Facility.

  In April 1996, the Company entered into an agreement to acquire for $11.0 million four supply boats located in the Gulf. Pursuant to the terms of the purchase agreement, the Company made a $400,000 advance payment with the balance due no later than July 31, 1996 and, on May 1, 1996, the Company will assume operation of the four boats under bareboat charter agreements which call for the Company to pay a daily charter rate of $1,375 per boat until closing. The Company plans to consummate the acquisition of the four supply vessels with a portion of the net proceeds from the Offering.

  Following the application of the net proceeds from the Offering to repay indebtedness outstanding under the Bank Credit Facility, the Company will have approximately $9.6 million of outstanding indebtedness under the Bank Credit Facility which the Company has received a commitment to replace with the new $30.0 million revolving line of credit mentioned above.

  The Company does not believe further significant capital expenditures will need to be made in connection with the upgrading of its fleet. The current level of capital expenditures (other than costs incurred in connection with the Walker Acquisition, the acquisition of the four supply boats, the SWATH vessel and any other potential acquisition) for the fiscal year ending December 31, 1996, is expected to be approximately $6.4 million, which includes $3.4 million for the purchase, complete refurbishment and lengthening of a 180-foot supply boat to 200 feet that the Company purchased in March 1996 for $140,000. The Company believes that its available funds, together with the proceeds from the Offering and cash generated from operations, will be sufficient to fund these anticipated capital expenditures and working capital and debt service requirements. However, future capital expenditures for additional marine vessels may require additional equity or debt financing.

NEW ACCOUNTING STANDARDS

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement requires transactions to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Statement does allow pro forma amounts to be disclosed by companies which continue to apply the prior accounting provisions for stock-based compensation. Management is currently evaluating the alternatives available upon implementing this Statement, but expects to adopt only the pro forma disclosure provisions. The Company does not believe that implementation of these accounting standards, which have been issued but are not yet effective, will have a material effect on the Company's financial position, results of operations or cash flows.

                                   BUSINESS

GENERAL

  Trico provides a broad range of marine support services to companies in the oil and gas industry conducting offshore exploration, production and construction operations. The Company is a leading operator of marine support vessels in the Gulf and has, as a result of a recently completed acquisition, commenced operations in Brazil. Following the acquisition of four supply boats with a portion of the net proceeds from this Offering, Trico will own a fleet of 51 vessels, including 20 supply boats, six lift boats, 16 crew boats and nine line handling boats. All of Trico's vessels are located in the Gulf with the exception of the line handling boats that operate under long-term charters offshore Brazil. The services provided by Trico's diversified fleet include transportation of drilling materials, supplies and crews to offshore facilities and support for the construction, installation, maintenance and removal of those facilities. Trico has focused on providing high quality, responsive service while maintaining a low cost structure. In addition, the quality of Trico's fleet and the strength of its experienced management team have allowed the Company to develop and maintain long-term customer relationships.

THE INDUSTRY

 Marine Support Vessels

  Marine support vessels are primarily used to transport personnel, equipment and supplies to drilling rigs and to support the construction and ongoing operation of offshore oil and gas production platforms. The principal services provided are the transportation of equipment, fuel, water and supplies to offshore facilities, transfer of personnel between shore bases and offshore facilities, provision of work platforms and cranes for offshore construction and towing services for drilling rigs and platforms. The principal types of vessels operated by the Company and its competitors can be summarized as follows:

  Supply Boats. Supply boats are generally at least 150 feet in length and serve drilling and production facilities and support offshore construction and maintenance work. Supply boats are differentiated from other types of vessels by cargo flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed materials, supply boats transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and dry bulk mud. Accordingly, supply boats which have large liquid mud and dry bulk cement capacity, as well as large areas of open deck space, are generally in higher demand than vessels without those capabilities. However, other characteristics such as maneuverability, fuel efficiency, anchor handling ability and firefighting capacity may also be in demand in certain circumstances. All of the supply boats owned or operated by the Company are at least 180 feet in length and have liquid mud and dry bulk capacity.

  Lift Boats. Lift boats are self-propelled, self-elevating and self-contained vessels which can efficiently assist offshore platform construction and well servicing tasks that traditionally have required the use of larger, more expensive, mobile offshore drilling units or derrick barges. For example, lift boats can dismantle offshore rigs, set production facilities and handle a variety of tasks for existing platform upgrade work. These boats have also been used successfully as the main work platform for applications such as diving and salvaging, and have been used as an adjacent support platform for applications ranging from crew accommodations to full workovers on existing platforms. Typically lift boats command higher day rates but experience lower average utilization rates than other classes of marine support vessels. Lift boats have different water depth capacities, with leg lengths ranging from 65 to 200 feet. The Company's lift boats have leg lengths ranging from 130 to 170 feet enabling them to operate in water depths where the majority of the offshore structures currently in the Gulf are located.

  Crew Boats. Crew boats are generally at least 100 feet in length and are chartered principally for the transportation of personnel and light cargo, including food and supplies, to and among production platforms, rigs and other offshore installations. These boats can be chartered together with supply boats as support vessels for drilling or construction operations, and also can be chartered on a stand-alone basis to support the various requirements of offshore production platforms. Crew boats are constructed from aluminum, and as a result generally have useful lives beyond those of steel-hulled supply boats. Crew boats also provide a cost-effective alternative to airborne transportation services, and can operate reliably in virtually all types of weather conditions. Generally, utilization and day rates for crew boats are more stable than those of other types of vessels because crew boats are typically used to provide services for production platforms and construction projects, as well as for exploration and drilling activities. The majority of the Company's crew boats are the larger 120-foot vessels.

  Line Handling Boats. Line handling boats are generally outfitted with special equipment to assist tankers while they are loading from single buoy mooring systems. These vessels support oil off-loading operations from production facilities to tankers and transport supplies and materials to and between deepwater platforms.

 Market Supply and Demand Characteristics

  There has been minimal new construction of offshore supply boats since the early 1980s, resulting in substantial worldwide vessel attrition over the past ten years as vessels have reached the end of their useful lives. The number of offshore supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 275 in March 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 19. Management believes that existing U.S. Government regulations, mobilization costs and overseas opportunities will limit the number of vessels that are capable of returning to the Gulf from overseas in the foreseeable future. Management believes that a reduction in the offshore supply fleet will lead to higher average vessel day rates. Before any significant new construction begins, management believes that day rates will need to increase substantially from current levels to provide a satisfactory return on investment.

  Management estimates that the worldwide fleet of lift boats totals 134 vessels, of which 90 operate in the Gulf. Of these 90 lift boats, only 12 are 160 feet or greater in leg length, two of which are owned by the Company, and there are three lift boats greater than 200 feet in leg length presently under construction.

  Management also estimates that there are presently 34 crew boat operators in the Gulf, with a total fleet of 248 vessels of 100 feet or greater in length. Trico's management believes that there are approximately 14 crew boats greater than 120 feet in length presently under construction.

  While marine support service vessels service existing oil and gas production platforms as well as exploration and development activities, incremental vessel demand depends primarily upon the level of drilling activity, which in turn depends on oil and gas prices. As a result, utilization and day rates generally correlate to oil and gas prices. The Company's operations are concentrated in the Gulf, which is one of the largest natural gas producing areas in the United States. Natural gas currently accounts for approximately three quarters of all hydrocarbon production in the Gulf, and as a result, activity in this region is highly dependent upon natural gas prices.

  Offshore exploration and production activity in Brazil is concentrated in the deep water Campos Basin, located 60 to 100 miles from the Brazilian coast. Over 50 fields have been discovered in this Basin, including an estimated 600 producing offshore oil wells. A number of fields in the Campos Basin are being produced using floating production facilities. In addition, exploration activity has expanded south to the Santos Basin and to the northeastern and northern continental shelves. The establishment by the Brazilian government of national requirements for self-sufficiency in oil production should ensure that Petrobras' high level of exploration and production activity will continue. The Brazilian government's intention to allow foreign participation in such exploration and production should also result in additional activity.

BUSINESS STRATEGY

  The Company's strategy is to enhance its position as a leading supplier of marine support services by pursuing acquisition opportunities in the Gulf and selectively diversifying into certain international markets with additional growth potential. The Company implements this strategy by:

  Maintaining a large, diversified fleet. The size and diversity of Trico's fleet enables the Company to provide oil and gas companies operating in the Gulf a broad range of services, including marine support for exploration, development, production, construction, repair operations and platform removal.

  Reconfiguring and upgrading the fleet. Trico has reconfigured and upgraded the capabilities of its vessel fleet to meet market demands for larger, better equipped vessels. In particular, it has disposed of those vessels it considers to be less profitable such as smaller crew boats, and upgraded certain other vessels. In 1995, the Company completed a $6.0 million capital upgrade program that included (i) lengthening three supply boats from 165 feet to 180 feet and one from 165 feet to 190 feet and enhancing these boats' cargo capacity, (ii) rebuilding of a crew boat and (iii) drydocking and refurbishing several other vessels. Substantial downtime was incurred in 1995 from this program, which adversely impacted the Company's results of operations; however, the Company expects to achieve higher day rates and utilization for these upgraded vessels in the future. Additionally, in January 1995, Trico acquired a sixth lift boat to further position the Company to participate in the oil and gas industry's requirement to maintain, repair and salvage the more than 3,000 production platforms in the Gulf.

  Focusing on the Gulf of Mexico. Trico intends to maintain its current focus on the Gulf. Levels of oil and gas exploration, development and production activities in the Gulf have increased recently as a result of several factors, including: (i) improvements in exploration technologies, such as computer-aided exploration and 3-D seismic, have increased drilling success rates in the region; (ii) improvements in subsea completion and production technologies have led to increased deep water drilling and development; (iii) expansion of the region's production infrastructure has improved the economics of developing smaller oil and gas fields; and (iv) the short reserve life characteristic of Gulf gas production which requires continuous drilling to replace reserves and maintain production. Maintenance, repair and salvage activity related to older production platforms and infrastructure in the shallow areas of the Gulf has also increased, and based on the recent increase in applications for permits, the Company also expects continued higher levels of these activities. These higher overall activity levels have led to increased demand for the Company's services and higher overall vessel utilization and dayrates in the Gulf.

  Expanding into selected international markets. While Trico's primary market is the Gulf, the Company seeks to expand into selected international markets which management believes are attractive, long-term markets for the Company's services. As part of this strategy, in March 1996 Trico acquired eight line handling vessels and an operations facility in Brazil and has redeployed one of its line handling vessels from the Gulf to Brazil. These vessels operate under long-term charters for Petrobras, the Brazilian national oil company, and support the oil offloading operations from production facilities to tankers in the Campos Basin offshore Brazil, including transporting supplies and materials to and between deep water platforms. In addition, Trico has been notified by Petrobras that, subject to completing a model tank test in accordance with the bid requirements, Trico is the successful bidder for a contract to build and operate the SWATH vessel for Petrobras under a long-term contract. The Company believes that Brazil presents an attractive long-term market because of the Brazilian government's goal of increasing its offshore oil production and the anticipated participation by foreign companies in its exploration and production activities. The Company intends to pursue other opportunities to expand its operations in this industry.

  Participating in the consolidation of the industry. The number of supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 275 in March 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 19. Trico's management believes that the Company will benefit from the smaller overall supply boat fleet and consolidation of industry competitors. In addition, Trico intends to participate in this consolidation by pursuing additional fleet acquisition opportunities in the Gulf as well as opportunistic purchases of individual vessels. As part of this strategy, in April 1996, Trico agreed to purchase three 180 foot and one 190 foot supply boat located in the Gulf for $11.0 million. Trico expects to complete this acquisition in May 1996 with a portion of the net proceeds from the Offering. See "Use of Proceeds." In addition, in March 1996, Trico acquired a 180 foot supply boat which will be available for service at the beginning of 1997, after the vessel has been refurbished and lengthened to 200 feet. Management believes improvements in the Company's fleet capabilities and its recent entrance into the Brazilian market, as a result of the Walker Acquisition, have positioned Trico to respond to improving conditions in the offshore oil and gas market.

  The Company also believes that legal, regulatory and economic barriers to entry will limit the number of vessels that are capable of returning to the Gulf from overseas markets. Although vessels may return to the Gulf from overseas locations or from alternative uses, management believes that existing U.S. government regulations, mobilization costs and overseas opportunities will limit the number of such vessels for the foreseeable future.

  The Company believes that the financial flexibility provided by the Offering will position the Company to benefit from any further consolidation of the Gulf vessel fleet and to pursue incremental acquisitions in the Gulf. In addition, this flexibility will allow the Company to fund its capital expenditure program, which includes the major refurbishment and lengthening of a recently acquired 180 foot supply boat and, subject to receiving a long-term contract with Petrobras, the construction of the SWATH vessel.

THE COMPANY'S FLEET

  Set forth below is the Company's internal allocation of its charter revenues and charter revenues less direct operating expenses for each of the periods indicated.

                               THREE MONTHS ENDED
                                    MARCH 31,         YEAR ENDED DECEMBER 31,
                              ----------------------  ------------------------
                               1996   %    1995   %    1995    %    1994    %
                              ------ ---  ------ ---  ------- ---  ------- ---
                                                          (UNAUDITED, IN
                                                            THOUSANDS)
Charter Revenues:
  Supply boats..............  $4,411  53% $3,328  52% $13,868  52% $13,753  47%
  Lift boats................   1,702  20%  1,173  19%   5,054  19%   5,944  21%
  Crew boats................   2,263  27%  1,847  29%   7,735  29%   9,198  32%
                              ------ ---  ------ ---  ------- ---  ------- ---
    Total Fleet.............  $8,376 100% $6,348 100% $26,657 100% $28,895 100%
                              ====== ===  ====== ===  ======= ===  ======= ===
Charter Revenues less direct
 operating expenses:(1)
  Supply boats..............  $2,414  66% $1,394  70% $ 6,599  68% $ 6,570  56%
  Lift boats................     671  18%    278  14%   1,125  12%   2,481  21%
  Crew boats................     604  16%    309  16%   1,945  20%   2,679  23%
                              ------ ---  ------ ---  ------- ---  ------- ---
    Total Fleet.............  $3,689 100% $1,981 100% $ 9,669 100% $11,730 100%
                              ====== ===  ====== ===  ======= ===  ======= ===

- --------
(1) Charter revenues less direct vessel labor and other operating expenses and vessel management fees.

  The table set forth below provides information regarding the vessels currently owned or operated by the Company and the four supply boats to be acquired with a portion of the net proceeds of the Offering.

                                                              HORSE
SUPPLY VESSELS(1)                                      LENGTH POWER YEAR BUILT
- -----------------                                      ------ ----- ----------
Roe River.............................................  211'  4300  1979 (1992)*
Cane River............................................  192'  2200  1981 (1995)*
Big Horn River........................................  191'  4000     1980
James River...........................................  190'  2200  1982 (1988)*
Buffalo River.........................................  185'  2400  1979 (1994)*
Rain River............................................  185'  2200  1979 (1995)*
Miami River...........................................  181'  2200  1977 (1995)*
Savannah River........................................  181'  2200  1977 (1996)*
Charles River.........................................  180'  2200     1982
Manatee River.........................................  180'  2200     1977
Powder River..........................................  180'  2200     1982
Southern River........................................  180'  3400  1977 (1995)*
Sun River.............................................  180'  3500  1980 (1991)*
Truckee River.........................................  180'  2200     1980
Wolf River............................................  180'  2200     1983
White River...........................................  180'  3500  1980 (1991)*
Bold Venture(2).......................................  192'  2250     1982
Citation(2)...........................................  187'  2250     1982
Centurion(2)..........................................  187'  2250     1982
Determine(2)..........................................  187'  2250     1982
                                                        LEG   HORSE
LIFT BOATS:                                            LENGTH POWER YEAR BUILT
- -----------                                            ------ ----- ----------
Gulf Island I.........................................  170'   N/A     1983
Gulf Island VIII......................................  170'   N/A  1985 (1990)*
Gulf Island VII.......................................  145'   N/A     1986
Gulf Island IX........................................  145'   N/A  1982 (1991)*
Power V...............................................  135'   N/A     1986
Gulf Island III.......................................  130'   N/A     1985
                                                              HORSE
CREW BOATS:                                            LENGTH POWER YEAR BUILT
- -----------                                            ------ ----- ----------
Cimarron River........................................  125'  2700  1980(1995)*
Battle River..........................................  120'  2700     1979
Colorado River........................................  120'  2700     1978
Concord River.........................................  120'  2700     1977
Firehold River........................................  120'  2700     1979
Fox River.............................................  120'  2293     1980
Green River...........................................  120'  2293     1981
Platte River..........................................  120'  2700     1980
Ramzi River...........................................  120'  2700     1980
Snake River...........................................  120'  2700     1980
Whiskey River.........................................  110'  2700     1982
Cumberland River......................................  110'  2700     1980
Wabash River..........................................  105'  2025     1982
Freedom River.........................................  105'  2025     1981
Angelina River........................................  105'  2025     1980
American River........................................  100'  2025     1980

                                                                     HORSE YEAR
LINE HANDLING BOATS:                                          LENGTH POWER BUILT
- --------------------                                          ------ ----- -----
Silver River.................................................  125'  1500  1978
Red Fox(3)...................................................  116'  1200  1980
Alliance Trader(3)...........................................  110'  1200  1982
Alliance Tempest(3)..........................................  110'  1200  1982
Fernanda M.(3)...............................................  110'  1200  1984
Jesse O(3)...................................................  110'  1200  1982
Amazon River(3)..............................................  110'  1450  1976
Parana River(3)..............................................  110'  1450  1976
Islander IV (operated but not owned).........................  110'  1200  1981
Walker I(3)(4)...............................................  105'  1350  1977

- --------
 * Year of major refurbishment (expenditures in excess of $350,000). Because crew boats have aluminum hulls, major refurbishment is not necessary. In 1995, the Cimarron River crew boat was rebuilt and lengthened from 110 to 125 feet. In 1995 and 1996, four supply boats were refurbished and lengthened.
(1) In March 1996, the Company acquired a 180-foot supply boat, which it intends to rebuild and convert to a 200-foot vessel with added bulk capacity. The Company expects the vessel, renamed the Stones River, to be operational at the beginning of 1997; therefore, the vessel is not included in any operating data included herein.
(2) In April 1996 the Company entered into an agreement to purchase this vessel. On May 1, 1996, the Company will assume operations of this vessel; therefore, this vessel is not included in any operating data included herein.
(3) Acquired by the Company in March 1996 and not included in the results of operations for the year ended December 31, 1995. All line handling boats, except the Islander IV, are located in Brazil and operated by the Company under long-term charters for Petrobras.
(4) The Walker I is owned by the Company's affiliate located in Brazil, of which the Company owns a 40% interest.

VESSEL MAINTENANCE

  The Company incurs routine drydock inspection, maintenance and repair costs under U.S. Coast Guard Regulations and to maintain ABS certification for its vessels. In addition to complying with these requirements, the Company has implemented its own comprehensive vessel maintenance program which management believes will help Trico to continue to provide its customers with well maintained, reliable vessels. Every 30 to 60 days, independent mechanics perform a preventive maintenance inspection on the engines in each vessel in the Company's fleet. The Company then uses written reports prepared by such independent mechanics to determine when it is necessary to overhaul a particular engine. In addition, after every 300 to 600 hours of engine use, engine oil samples are analyzed by an outside firm and reviewed by the Company port engineer responsible for maintaining the vessel. Finally, a daily computer-generated record of all services performed on each vessel allows management to recognize and evaluate patterns in a particular engine's performance, as does the written log kept daily by each vessel engineer. In 1995, the Company incurred approximately $2.1 million in dry-docking and marine inspection costs. See "--Government Regulation."

CUSTOMERS AND CHARTER TERMS

  The Company has entered into master service agreements with approximately 140 of its customers, including a majority of the major and independent oil companies operating in the Gulf. Substantially all of the Company's charters in the Gulf are short-term contracts (30-60 days) or spot contracts (less than 30 days) and all are cancelable upon short notice. Because of renewals, the stated duration of charters frequently has little relationship to the actual time vessels are chartered to a particular customer. Charters are obtained through competitive bidding or, with certain customers, through negotiation. The percentage of revenues attributable to an individual customer varies from time to time, depending upon the level of oil and gas exploration and development activities undertaken by a particular customer, the availability and suitability of the Company's vessels for the customer's projects, and other factors, many of which are beyond the Company's control. For the fiscal year ended December 31, 1994, approximately 10% of the Company's total revenues were received from Seagull Energy Corporation and for the year ended December 31, 1995, approximately 14% of the Company's total revenues were received from Vastar Resources, Inc. and approximately 11% from Unocal Corporation.

LIFT BOAT MANAGEMENT

  All of the Company's lift boats are managed by Power Offshore, a leading operator of lift boats in the Gulf, pursuant to a management agreement that expires in March 1999. Power Offshore receives a management fee of 10% of the managed lift boats' monthly gross income and is eligible to receive an incentive fee of up to three percent of gross monthly income, based on a percentage of the managed vessels' net operating income. Total management and incentive fees paid to Power Offshore cannot exceed 13% of the lift boats' gross monthly income. The Company is also required to reimburse Power Offshore for all operating expenses relating to the managed lift boats, excluding marketing, general and administrative, and insurance expenses. In addition, Power Offshore has a right of first refusal if the Company intends to sell any of the vessels that are managed by Power Offshore to a third party. The Company presently has no intention of selling any of its lift boats.

COMPETITION

  The Company's business is highly competitive. Competition in the offshore marine transportation industry primarily involves factors such as price, service and reputation of vessel operators and crews, availability of vessels of the type and size needed by the customer and quality of vessels. Although some of the Company's principal competitors are significantly larger and have significantly greater financial resources than the Company, management believes that Trico's operating capabilities and reputation enable it to compete effectively with other fleets in the markets in which the Company operates. In addition, certain of the Company's competitors are building new crew boats greater than 120 feet in length. Continued new construction of crew boats by the Company's competitors could increase levels of competition within the vessel class. See "Risk Factors-- Competition."

GOVERNMENT REGULATION

  The Company's operations are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. These regulations govern worker health and safety and the manning, construction and operation of vessels. For example, the Company is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, as well as private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards. See "Risk Factors-- Government Regulation."

  The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations, such as classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of the Company's vessels be drydocked for inspection at least twice within a five year period. Management believes the Company is in compliance in all material respects with all U.S. Coast Guard Regulations.

  Under the Merchant Marine Act of 1920, as amended, the privilege of transporting merchandise or passengers in domestic waters extends only to vessels that are owned by U.S. citizens and are built in and registered under the laws of the U.S. A corporation is not considered a U.S. citizen unless, among other things, no more than 25% of any class of its voting securities are owned by non-U.S. citizens. If Trico should fail to comply with these requirements, during the period of such noncompliance it would not be permitted to continue operating its vessels in U.S. coastwise trade. See "Risk Factors--Limitation on Foreign Ownership of Company Stock" and "Description of Capital Stock--Certain Charter and By-Law Provisions."

ENVIRONMENTAL REGULATIONS

  The Company's operations are subject to a variety of federal and state statutes regarding protection of the environment. Included among these statutes are the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Outer Continental Shelf Lands Act ("OCSLA") and the Oil Pollution Act of 1990 ("OPA"). See "Risk Factors--Government Regulation."

  The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S., and imposes potential liability for the costs of remediating releases of petroleum and other substances. Many states have laws which are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms, and also carry diesel fuel for their own use. The Company's supply boats transport bulk chemical materials used in drilling activities, and also transport liquid mud which contains oil and oil by-products. All offshore companies operating in the U.S. are required to have vessel response plans to deal with potential oil spills.

  RCRA regulates the generation, transportation, storage and disposal of hazardous and non-hazardous wastes, and requires states to develop programs to ensure the safe disposal of wastes. The Company generates non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations, and management believes that all of the wastes it generates are handled in compliance with RCRA and analogous state statutes.

  CERCLA contains provisions dealing with remediation of releases of hazardous substances into the environment and imposes strict, joint and several liability for the costs of remediating environmental contamination upon owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Although the Company handles hazardous substances in the ordinary course of business, the Company is not aware of any hazardous substance contamination for which it may be liable.

  OCSLA provides the federal government with broad discretion in regulating the release of offshore resources of oil and gas production. Because the Company's operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on the Company's financial condition and the results of operations.

  OPA contains provisions specifying responsibility for removal costs and damages resulting from discharges of oil into navigable waters or onto the adjoining shorelines. Among other requirements, OPA requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the costs of cleaning up oil spills from such vessels. The Company currently owns and operates six vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the U.S. Coast Guard for all of the Company's vessels.

  Management believes the Company is in compliance in all material respects with all applicable environmental laws and regulations to which it is subject. Moreover, operation of Company vessels in foreign territories, such as the nine line handling vessels which are operating under long-term charters offshore Brazil, are potentially subject to similar regulatory controls concerning environmental protection. Management of the Company believes that compliance with any existing environmental requirements of foreign governmental bodies has not materially affected the Company's capital expenditures, earnings or competitive position.

INSURANCE

  The operation of the Company's vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to Company vessels and cargo. The Company maintains insurance coverage against certain of these risks, which management considers to be customary in the industry. Although management believes that the Company's insurance coverage is adequate and the Company has not experienced a loss in excess of its policy limits, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

LEGAL PROCEEDINGS

  The Company is involved in various legal and other proceedings which are incidental to the conduct of its business. Management believes that none of these proceedings, if adversely determined, would have a material adverse effect on the Company's financial condition or results of operations.

EMPLOYEES

  As of April 30, 1996, the Company had approximately 310 employees, including approximately 281 operating personnel and approximately 29 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that the Company's relationship with its employees is satisfactory.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of April 30, 1996 with respect to the Company's executive officers and directors.

              NAME               AGE                  POSITION
              ----               ---                  --------
Thomas E. Fairley...............  48 Chairman of the Board, President and Chief
                                      Executive Officer
Ronald O. Palmer................  49 Executive Vice President, Director
Benjamin F. Bailar..............  62 Director
Carl Ferenbach..................  54 Director
Garth H. Greimann...............  41 Director and Assistant Secretary
Edward C. Hutcheson, Jr.........  50 Director
Victor M. Perez.................  43 Vice President, Chief Financial Officer and
                                      Treasurer
Michael D. Cain.................  47 Vice President--Marketing
Kenneth W. Bourgeois............  48 Vice President and Controller

  Thomas E. Fairley, who co-founded Trico Operators with Mr. Palmer in 1980, has been Chairman of the Board and President of the Company since October 1993. From 1978 to 1980, Mr. Fairley served as Vice President of Trans Marine International ("TMI"), an offshore marine service company and wholly-owned subsidiary of GATX Leasing Corporation ("GATX"). From 1975 to 1978, Mr. Fairley served as General Manager of International Logistics, Inc. ("ILI"), a company engaged in the offshore marine industry. For more than five years prior to joining ILI, Mr. Fairley held various positions with Petrol Marine Company, an offshore marine service company.

  Ronald O. Palmer has been a director of the Company since October 1993 and Executive Vice President since February 1995. Mr. Palmer joined with Mr. Fairley in founding Trico Operators in 1980, and served as Vice President, Treasurer, and Chief Financial Officer until February 1995. From 1974 to 1980, Mr. Palmer was employed by GATX Leasing where he was responsible for the marketing of financial leases for industrial and marine equipment in eight southwestern states and all marine activity of TMI in the Gulf.

  Benjamin F. Bailar has been a director of the Company since 1994. Dean Bailar has served as the Dean of the Jones Graduate School of Administration at Rice University since 1987. Dean Bailar is also a director of U.S. Can Corporation, Dana Corporation and Smith International, Inc.

  Carl Ferenbach has been a director of the Company since 1994. He has been a managing director of Berkshire and its predecessor since 1983, and serves as a director of The Wisconsin Central Transportation Corporation, U.S. Can Corporation and Tranz Rail Holdings Limited.

  Garth H. Greimann has been a director of the Company since 1993. Mr. Greimann was a Vice President of Berkshire's predecessor from 1989 through 1993 and has been a managing director of Berkshire and its predecessor since 1994. Prior to joining Berkshire, Mr. Greimann was a Vice President of the First National Bank of Boston. Mr. Greimann also serves as a director of Image Industries, Inc. and The Profit Recovery Group, Inc.

  Edward C. Hutcheson, Jr. has been a director of the Company since 1994. Mr. Hutcheson serves as President and Chief Executive Officer of Castle Tower Corporation, one of the largest independent owners and operators of communications towers in the U.S. From 1990 to 1993, he was President and Chief Operating Officer of Baroid Corporation, an energy services and equipment provider.

  Victor M. Perez has served as Vice President, Chief Financial Officer and Treasurer of the Company since February 1995. From 1990 to 1995, Mr. Perez served as Senior Vice President--Corporate Finance of Offshore

Pipelines, Inc. Mr. Perez was Vice President--Investments for Graham Resources, Inc., from August 1987 to October 1990 and from January 1976 to August 1987 served as a Vice President with InterFirst Bank Dallas in its international and energy banking group.

  Michael D. Cain has served as Trico's Vice President--Marketing since February 1993. From 1986 to 1993, Mr. Cain served as Marketing Manager of Trico Operators. Prior to 1986, Mr. Cain served in the same capacity for Seahorse, Inc., an offshore marine services company.

  Kenneth W. Bourgeois has served as Trico's Vice President and Controller since October 1993. Mr. Bourgeois also served as Controller of Trico Operators from December 1981 to October 1993. From 1972 to December 1981, Mr. Bourgeois worked for George Engine Company, Inc., where he held the position of Assistant Controller and subsequently, Director of Internal Auditing. From 1969 to 1972, Mr. Bourgeois was employed by Price Waterhouse & Co. Mr. Bourgeois is a Certified Public Accountant.

  The Company's Certificate and Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Mr. Palmer and Mr. Greimann, will expire in 1997. The terms of the Class II directors, Mr. Ferenbach and Mr. Hutcheson, will expire in 1998. The terms of the Class III directors, Mr. Fairley and Dean Bailar, will expire in 1999. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock--Certain Charter and Bylaw Provisions--Classified Board of Directors."

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company is paid an annual director's fee of $12,500 plus $500 for each board or committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

COMMITTEES

  The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, reviews the Company's annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Dean Bailar and Mr. Greimann.

  The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plans and performs such other functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Ferenbach and Hutcheson.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation that the Company paid to its Chief Executive Officer and each of its most highly compensated executive officers for the year ended December 31, 1995. No other employee of the Company earned more than $100,000 in 1995.

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                     COMPENSATION
                         1995 ANNUAL COMPENSATION       AWARDS
                        --------------------------- ---------------
                                                     NO. OF SHARES
  NAME AND PRINCIPAL                   OTHER ANNUAL   UNDERLYING     ALL OTHER
       POSITION          SALARY  BONUS COMPENSATION OPTIONS GRANTED COMPENSATION
  ------------------    -------- ----- ------------ --------------- ------------
Thomas E. Fairley...... $150,000   --     $3,750(2)          --          --
 President and Chief
 Executive Officer
Ronald O. Palmer.......  150,000   --      3,750(2)          --          --
 Executive Vice
 President
Victor M. Perez........  123,750   --         --        151,265          --
 Vice President, Chief
 Financial Officer and
 Treasurer(1)..........

- --------
(1) Mr. Perez joined the Company in February 1995.
(2) Represents contributions to the Company's 401(k) Plan.

STOCK INCENTIVE PLANS

  1996 Stock Incentive Plan. In April 1996, the Company adopted the 1996 Stock Incentive Plan (the "1996 Plan") to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (the "Eligible Employees"). Under the 1996 Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant Eligible Employees incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof (the "Incentives"). The Compensation Committee will establish the exercise price of any stock options granted under the Incentive Plan, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock held for at least six months, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

  A total of 200,000 shares of Common Stock are available for issuance under the 1996 Plan. Incentives with respect to no more than 50,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the 1996 Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option will be adjusted as and to the extent appropriate, in the reasonable discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.

  All outstanding Incentives will automatically become exercisable and fully vested and all performance criteria will be deemed to be waived by the Company upon (a) a reorganization, merger or consolidation of the Company in which the Company is not the surviving entity, (b) the sale of all or substantially all of the assets of the Company, (c) a liquidation or dissolution of the Company,
(d) a person or group of persons, other than Berkshire and any employee benefit plan of the Company, becoming the beneficial owner of 30% or more of the Company's voting stock or (e) the replacement of a majority of the Board in a contested election (a "Significant Transaction"). The Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including requiring that outstanding options remain exercisable only for a limited time, providing for mandatory conversion of outstanding options in exchange for either a cash payment or Common Stock, making equitable adjustments to Incentives or providing that outstanding options will become options relating to securities to which a participant would have been entitled in connection with the Significant Transaction if the options had been exercised.

  As of the date of this Prospectus, options to purchase 103,000 shares of Common Stock have been granted under the 1996 Plan to employees of the Company, including options to purchase 10,000 shares to each of Messrs. Fairley, Palmer and Perez. All of the options granted as of the date of this Prospectus under the 1996 Plan have a ten year term, an exercise price equal to the initial public offering price per share and will become exercisable in 50% increments, if the closing sales price of the Common Stock exceeds 125% and 140%, respectively, of the initial public offering price for any 20 trading days within a 30-day trading period and, if not otherwise exercisable, at the end of nine years and eleven months from the date of grant.

  1993 Stock Option Plan. The Company's 1993 Stock Option Plan was adopted in October 1993 (the "1993 Plan") and provides for the granting of "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code, and nonqualified stock options, each in such amounts, on such terms, and to such Company employees as the Compensation Committee may determine. A total of 727,512 shares are reserved for issuance pursuant to the 1993 Plan.

  All options are nontransferable other than by will or pursuant to the laws of descent and distribution. Options are exercisable only while the optionee is employed by the Company (or under certain circumstances for a short time thereafter). If an optionee becomes disabled or dies while employed by the Company the option is exercisable prior to the last day of the twelfth month following the date of termination of such optionee's employment. Any option which is exercisable following termination of employment is exercisable only to the extent that such option was exercisable on the termination date. All options granted under the 1993 Plan expire ten years from the date of grant and have an exercise price equal to the fair market value of the Common Stock at the date of grant.

  On October 29, 1993, pursuant to the 1993 Plan, the Company granted options to purchase an aggregate of 576,247 shares of its Common Stock in equal amounts to Messrs. Fairley and Palmer at a per share exercise price of $1.82. As of November 30, 1993, Messrs. Fairley and Palmer surrendered 72,032 of such options (36,016 each) to the Company, and the Company granted such options to five other members of Company management. On February 22, 1995, the Company granted 151,265 options to Mr. Perez at a per share exercise price of $1.82. Upon the consummation of the Offering, all of the 727,512 options outstanding under the 1993 Plan will be exercisable (of which 252,107 are held by Mr. Fairley, 252,107 by Mr. Palmer and 151,265 by Mr. Perez). Options granted under the 1993 Plan vest and become exercisable at the earlier of (i) ten years from the date of grant or (ii) the achievement by Berkshire of certain threshold returns on its initial investment. In April 1996 the Compensation Committee amended certain of these options so that they would be immediately exercisable upon completion of the Offering.

NONCOMPETITION, NONDISCLOSURE AND SEVERANCE AGREEMENTS

  All officers of the Company serve at the discretion of the Company's Board of Directors. However, the Company entered into Noncompetition, Nondisclosure and Severance Agreements with certain members of senior management which generally provide that such officers shall not, during the period of their employment with the Company and for one year thereafter, engage in any capacity in a business substantially similar to that of the Company, request or cause any Company customer to cancel or terminate any business relationship with the Company or attempt to persuade any Company employee or consultant to terminate his, her or its relationship with the Company. These agreements also prohibit the disclosure of confidential information and provide severance benefits under certain circumstances. If the officer's employment is terminated for any reason other than cause, defined as (i) a conviction or a plea of nolo contendere to a felony, (ii) gross negligence in the performance of the officer's duties, continuing after the officer's receipt of notice of such gross negligence from the Company, (iii) a material violation of the noncompetition, nondisclosure and severance agreement or (iv) gross misconduct on the officer's part that is injurious to the Company, he will receive one year's salary, any cash bonus still payable from the year preceding the officer's termination and any non-cash benefits that he received prior to termination. The officer will receive the same severance package in the event of a change in control that is not initiated by someone who is or has been an employee of the Company. In the case of a change in control initiated by a present or past Trico employee, the officer has the option either to receive the severance package or continue in his position with the Company.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  In accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation (the "Certificate") contains provisions eliminating the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. By virtue of these provisions, under current Delaware law a director of the Company will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Certificate provides that if Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

  As a result of the inclusion of such provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, even though it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors that might have benefitted the Company.

  The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions will allow directors to perform their duties in good faith without concern for the application of monetary liability on a retrospective basis in the event that a court determines their conduct to have been negligent or grossly negligent.

  The Company's Bylaws require the Company to indemnify its officers and directors against expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors.

  In addition, each of the Company's directors has entered into an indemnity agreement that provides that the Company will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as a director; provided that the director meets certain standards of conduct for claims that (i) have been successfully defended or (ii) two impartial directors have determined with respect to the conduct giving rise to such claim, that the officer or director acted in good faith. No indemnification may be made, however, for claims in which the officer or director has been adjudicated in a final judgment to be liable to the Company except to the extent that the court finds indemnification to be proper.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth as of April 30, 1996 certain information regarding beneficial ownership of the Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock after giving effect to the Offering, (ii) each director of the Company, (iii) each of the Company's executive officers, (iv) all of the Company's directors and executive officers as a group and (v) the Selling Stockholders. Unless otherwise indicated, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.

                               SHARES                    SHARES BENEFICIALLY
                            BENEFICIALLY                OWNED AFTER OFFERING
                           OWNED PRIOR TO                        AND
                             OFFERING(2)               RECAPITALIZATION(2)(3)
                          -------------------- SHARES  ----------------------------
   NAME OF BENEFICIAL                           TO BE
        OWNER(1)           NUMBER      PERCENT  SOLD      NUMBER         PERCENT
   ------------------     ---------    ------- ------- -------------    -----------
Berkshire Fund III, A
 Limited Partnership....  3,100,117     86.5%  416,962     2,683,155         40.7%
Thomas E. Fairley.......    350,737(4)   9.1%       --       350,737(4)       5.0%
Ronald O. Palmer........    350,737(4)   9.1%       --       350,737(4)       5.0%
Benjamin F. Bailar......     23,702        *        --        23,702            *
Carl Ferenbach..........  3,267,385(5)  91.1%       --     2,833,365         43.0%
Garth H. Greimann.......  3,267,385(6)  91.1%       --     2,833,365         43.0%
Edward C. Hutcheson,
 Jr.....................     23,702        *        --        23,702            *
Victor M. Perez.........    157,175(7)   4.2%       --       157,175(7)       2.2%
Michael D. Cain.........     19,461(8)     *        --        19,461(8)         *
Kenneth W. Bourgeois....     19,461(8)     *        --        19,461(8)         *
Bradley M. Bloom........     26,058        *     3,516        22,542            *
Caroline M. Clifford
 Present Interest Trust.      8,687        *     1,172         7,515            *
Catherine K. Clifford
 Present Interest Trust.      8,687        *     1,172         7,515            *
John C. Clifford Present
 Interest Trust.........      8,684        *     1,172         7,512            *
Russell L. Epker........     26,058        *     3,516        22,542            *
Richard K. Lubin
 Daughters' Trusts......     26,054        *     3,516        22,538            *
Kevin T. Callaghan......      9,695        *     1,302         8,393            *
Jane Brock-Wilson.......      9,695        *     1,302         8,393            *
Robert J. Small.........      1,075        *       130           945            *
Ian K. Loring...........      1,075        *       130           945            *
Ross M. Jones...........      1,075        *       130           945            *
FSC Corp................     65,980      1.8%   65,980             0            *
All directors and
 executive officers as a
 group (9 persons)......  4,192,104(9)  98.2%       --     3,758,084(9)      51.7%

- --------
 * Less than one percent
(1) The address of Berkshire Fund III, A Limited Partnership, Mr. Ferenbach and Mr. Greimann is c/o Berkshire Partners LLC, Suite 3425, One Boston Place, Boston, Massachusetts 02108. The address of Mr. Fairley is c/o Trico Marine Services, Inc., 610 Palm Avenue, Houma, Louisiana 70364. The address of Mr. Palmer is c/o Trico Marine Services, Inc., 2401 Fountainview, Suite 626, Houston, Texas 77057.
(2) Includes shares to be received in the Recapitalization as a result of conversion of the Subordinated Notes (assuming an initial public offering price of $14.00). In addition, Shares subject to options exercisable within 60 days of April 30, 1996 are deemed outstanding for computing the percentage of Common Stock owned by a person holding such options and for the percentage owned by all directors and executive officers as a group but are not deemed outstanding for computing the ownership percentage of any other person.

(3) The difference reflected in the table above from the amounts shown as being owned prior to the Offering is attributable solely to shares of Common Stock that will be sold by the Selling Stockholders in the Offering. With the exception of FSC Corp., the Selling Stockholders have also agreed to sell, collectively on a pro rata basis up to 262,500 (approximately 9.6% of the stock owned by each such Selling Stockholder) shares to cover over-allotments upon exercise of the option granted to the Underwriters. Each of the Selling Stockholders (other than FSC Corp.) is an affiliate of Berkshire. FSC Corp. is a wholly-owned subsidiary of The First National Bank of Boston.
(4) Includes options to purchase 252,107 shares which will become exercisable upon consummation of the Offering, and 20,256 shares which will be issued in the Recapitalization to Trico Nautical, Inc., a corporation controlled by Messrs. Fairley and Palmer.

(5) Includes 3,100,117 and 2,683,155 shares, respectively, which may be deemed to be beneficially owned by Mr. Ferenbach as a result of his relationship with Berkshire Fund III, A Limited Partnership and 137,815 and 120,756 shares, respectively, held by Berkshire affiliates from whom Mr. Ferenbach has a power of attorney with respect to such shares. Mr. Ferenbach disclaims beneficial ownership of such shares.

(6) Includes 3,100,117 and 2,683,155 shares, respectively, which may be deemed to be beneficially owned by Mr. Greimann as a result of his relationship with Berkshire Fund III, A Limited Partnership and 156,310 and 139,252 shares, respectively, held by Berkshire affiliates from whom Mr. Greimann has a power of attorney with respect to such shares. Mr. Greimann disclaims beneficial ownership of such shares.
(7) Includes options to purchase 151,265 shares which will become exercisable upon consummation of the Offering.
(8) Includes options to purchase 14,406 shares which will become exercisable upon consummation of the Offering.

(9) Includes 3,226,974 and 2,792,954 shares, respectively, which may be deemed to be beneficially owned by certain directors as a result of their relationship with Berkshire Fund III, A Limited Partnership. Beneficial ownership of such shares is disclaimed. Also includes options to purchase 684,291 shares which will become exercisable upon consummation of the Offering.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

  On October 29, 1993, the Company entered into the Management Agreement with Berkshire pursuant to which the Company pays a monthly fee of $16,666 and reimburses Berkshire for its out of pocket expenses in exchange for management and other consulting services rendered by Berkshire in the areas of financial and strategic corporate planning. In addition, pursuant to the Management Agreement, Berkshire received a financial advisory fee of $370,000 in October 1993. Upon consummation of the Offering, the Management Agreement will be terminated, and the Company will no longer be required to pay the monthly fee.

STOCKHOLDER NOTES

  The Company issued approximately $10.8 million in aggregate principal amount of its Subordinated Notes to its current shareholders in amounts proportionate to such stockholders' equity investment in the Company, of which $9,445,171 was issued to Berkshire Fund III, A Limited Partnership, $226,700 to Trico Nautical Inc., a corporation owned by Messrs. Fairley and Palmer, $112,490 to each of Messrs. Fairley and Palmer, $79,391 to Mr. Ferenbach, $66,665 to each of Messrs. Bailar and Hutcheson, $29,538 to Mr. Greimann, $16,667 to Mr. Perez and $12,900 to each of Messrs. Cain and Bourgeois. The Subordinated Notes are due March 31, 2001, and do not contain a prepayment premium or penalty. Interest on the Subordinated Notes is payable semiannually and may be paid by issuing additional Subordinated Notes equal to 100% of the aggregate amount of interest due, as long as debt of the Company, senior in rank to the Subordinated Notes, remains outstanding. Since the issuance of the Subordinated Notes, the Company has paid the interest due on the Subordinated Notes by issuing additional Subordinated Notes. As a result, the Company had approximately $13.5 million principal amount of Subordinated Notes outstanding at April 30, 1996.

  The Company intends to use a portion of the proceeds of the Offering to repay approximately $6.0 million of indebtedness under the Subordinated Notes owned by Berkshire. All of the approximately $7.5 million of indebtedness remains under the Subordinated Notes will be exchanged for a number of shares of Common Stock equal to such amount divided by the initial public offering price per share. Assuming a $14.00 initial public offering price, Berkshire will receive approximately 467,797 of the approximately 534,411 shares received by the Company's existing stockholders upon the conversion of their Subordinated Notes. See "Use of Proceeds" and "Capitalization."

SHAREHOLDERS AGREEMENT

  The Company has entered into an agreement (the "Shareholders Agreement") with all the holders of its Common Stock issued prior to the Offering, pursuant to which such holders have limited rights to require the Company to register such shares under the Securities Act. Under the Shareholders Agreement, after the consummation of the Offering, Berkshire is entitled to two demand registration rights, upon the request of holders of at least 50% of the stock held by Berkshire; provided that Berkshire agrees to register at least $10 million worth of Common Stock in such offering. If Berkshire makes such a demand, all other holders of the Common Stock issued before the Offering are entitled to include their shares in such registration.

  If the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, all holders of Common Stock issued prior to the Offering, including Berkshire, may require the Company to include all or a portion of the holder's shares issued prior to the Offering. All of the holders of the Company's Common Stock issued prior to the Offering have executed a waiver of their rights under the Shareholders Agreement to register Common Stock in connection with this Offering. The Company has agreed to pay all the expenses of any registration under the Shareholders Agreement, other than underwriters' discounts and commissions. See "Risk Factors--Shares Eligible for Future Sale" and "Shares Eligible for Future Sale."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 15 million shares of common stock, $.01 par value per share (the "Common Stock"), and 5 million shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). As of April 30, 1996, 3,585,714 shares of Common Stock were outstanding and held of record by approximately 27 persons, and no shares of Preferred Stock were outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors--No Prior Market; Possible Volatility of Market Price; Dilution." The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate") and Bylaws, copies of which are filed as exhibits to the registration statement of which this Prospectus forms a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. In addition, the Company's credit arrangements contain provisions which prohibit the Company from paying dividends on its Common Stock. See "Risk Factors -- Dividends." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the

Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of either alone, in combination with each other, or with the existence of authorized but unissued capital stock of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Classified Board of Directors. The Company's Certificate and Bylaws divide the members of the Board of Directors into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. See "Management--Executive Officers and Directors."

  Size of the Board of Directors; Removal of Directors; Filing of Vacancies on the Board of Directors. The Company's Certificate and Bylaws provide that the number of directors shall be fixed from time to time by the Board of Directors, but shall not be fewer than the number required by Delaware law. Under the Company's Certificate, a vote of 80% of the outstanding shares of capital stock entitled to vote generally in an election of directors (the "Voting Stock") is required to remove a director, and a director may only be so removed for cause involving fraud or a violation of the duty of loyalty as determined by a final judgment of a court of competent jurisdiction. The Company's Certificate and Bylaws also provide that a newly created directorship resulting from an increase in the number of directors may be filled by the Board of Directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled only by the affirmative vote of both (a) a majority of the remaining directors then in office and (b) a majority of all Continuing Directors (as defined below), voting as a separate group. In addition, these provisions specify that any director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class of directors in which the new directorship was created or in which the vacancy occurred.

  Stockholder Action by Unanimous Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, any action that could be taken by its stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Company's Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

  Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's Certificate and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws at any regular or special meeting of the Board of Directors but only upon the affirmative vote of both (i) a majority of the directors then in office and (ii) a majority of the Continuing Directors, voting as a separate group. The Company's stockholders may adopt, amend or repeal the Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of 80% of the Voting Stock.

  Advance Notice of Stockholder Nominations and Stockholder Business. The Company's Bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if such stockholder has been, for at least one year, the beneficial owner of at least 1% of Voting Stock and only if written notice of such intent to nominate or bring business before a meeting is given as described below.

  The notice from a stockholder intending to nominate a person for election as a director or to propose other matters at a stockholders' meeting must be furnished to the Company's Secretary not more than 270 days and not less than 60 days in advance of the first anniversary of the preceding year's annual stockholders' meeting, subject to certain exceptions applicable principally to special meetings. In addition, the notice must contain information, including the name, age and address of the stockholder proposing such action and any persons acting in concert with such stockholder, the number of shares of Voting Stock held by the stockholder and the dates such stock was acquired, and a representation by such stockholder that he or she is a holder of record of the Company's capital stock and intends to appear at the meeting in person and make the nomination or bring up the specified matter.

  In the case of nominations for directors, the notice must also include (i) the name, age, address and principal occupation of each nominee, (ii) a description of all arrangements between the nominating stockholder and each nominee, (iii) other information required to be included in a proxy statement pursuant to the proxy rules of the Securities and Exchange Commission and (iv) the consent of each nominee to serve as a director of the Company if elected and an affidavit of each such nominee certifying that such nominee meets the qualifications necessary to serve as a director of the Company. In the case of other proposed business, the notice must set forth a brief description of the business, the reasons for conducting such business at the meeting and any material interest of the stockholder therein. The Chairman of the stockholders' meeting will have the power to disregard any nomination or other matter that fails to comply with these procedures. In addition, the Company's Secretary may require any stockholders submitting a notice of intent to make a nomination or bring up other business to furnish such documentary information as may be necessary to determine that such stockholder has been for at least one year the beneficial owner of at least 1% of the Voting Stock.

  With respect to any proposal by a stockholder to bring before a meeting any matter other than the nomination of directors, the Company's Bylaws provide that the Company may disregard proposals that (i) are substantially duplicative of a prior-received proposal to be voted upon at an upcoming meeting, (ii) deal with substantially the same subject matter as a prior proposal that was voted upon within the preceding five years and that failed to receive affirmative votes in excess of certain specified levels, which range, depending on the circumstances, between 3% and 10% or (iii) in the judgment of the Board of Directors, are not proper subjects for action by stockholders under Delaware law.

  Amendment of Certain Provisions of the Certificate of Incorporation. Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the majority of the stockholders. The Company's Certificate requires the affirmative vote of 80% of the Voting Stock to amend, alter or repeal certain provisions of the Certificate regarding (i) stockholder unanimous written consents, (ii) the classification, filling of vacancies and removal of members of the Board of Directors, (iii) the limitation of liability of directors, (iv) business combinations and (v) amendments to the Certificate and the Bylaws.

  Special Meetings of the Stockholders. The Company's Bylaws permit the stockholders to call special meetings of the stockholders only upon the written request to the Company's Secretary of the beneficial owners of at least 25% of the outstanding Voting Stock. This provision requires the request to set forth a brief description of the action proposed to be taken at such special meeting and the reasons for the action, the name and address of each beneficial owner composing the group making the request, any material interest that each such person making the request may have in the matter, the number of shares of Voting Stock of which each such person is the beneficial owner and the dates upon which each person acquired his or her stock, a representation that at least one such beneficial owner or a representative thereof intends to appear in person at such meeting to propose the action specified in the request and, if the proposed action includes a proposal to amend the Company's Certificate or Bylaws, the language of the proposed amendment. The Secretary may require any person or persons submitting a request to furnish documentary support of the claim that the person or persons as a group beneficially owns at least 25% of the outstanding Voting Stock. The Secretary may also refuse to call a special meeting unless the request is made in compliance with the foregoing procedures.

  Business Combinations. Delaware law provides that a merger, sale of substantially all of the assets or dissolution of a company requires the approval of the holders of a majority of the outstanding capital stock. Pursuant to the Company's Certificate, if one of these transactions or certain issuances, reclassifications or other transactions affecting the Company's capital stock involves an Interested Stockholder (as defined below), the transaction must be approved (i) by a majority of both the directors then in office and a majority of the Continuing Directors (as defined below), voting as a separate group and (ii) by the affirmative vote of (A) the holders of 80% of the Voting Stock, voting together as a single class, and (B) 75% of the Voting Stock other than Voting Stock beneficially owned by the Interested Stockholder. An Interested Stockholder is any person who (i) is a beneficial owner of 10% of the Voting Stock or (ii) is an affiliate of the Company and, at any time within two years prior to the date in question, was a beneficial owner of 10% or more of the then outstanding Voting Stock, other than the Company or its subsidiaries, or any person owning any shares of the capital stock of the Company as of the date of filing of the Company's Certificate and any person whose beneficial ownership of any capital of the Company arises solely as a result of a trusteeship or a custodial relationship with any employee stock ownership or other employee benefit plan of the Company. A Continuing Director is any member of the Board of Directors who is not an Interested Stockholder or an affiliate thereof and (i) was a director prior to the time the Interested Stockholder became an Interested Stockholder or (ii) was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors was present. In the absence of an Interested Stockholder, the Continuing Directors shall mean all the directors then in office.

  This additional voting requirement does not apply if the transaction has been approved by a majority of the Continuing Directors, or if all of the following conditions have been met: (i) the aggregate amount of consideration received per share by the holders meet certain "fair price" criteria, (ii) prior to the consummation of the transaction (a) there has been no failure to declare or pay dividends on any outstanding Preferred Stock or Common Stock,
(b) the Interested Stockholder has not received the benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantages provided by the Company, and (c) the Interested Stockholder has not caused any material change in the Company's equity capital structure and (iii) the Interested Stockholder has not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction that resulted in such Interested Stockholder becoming an Interested Stockholder or as a result of a pro rata stock dividend.

  The Company is also subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

  The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

  Limitations on Foreign Ownership of Company Stock. The Company's Certificate contains provisions designed to assure that not more than 24% of its outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The Certificate provides that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock will not become effective against the Company and the Company has the power to deny voting and dividend rights with respect to such shares and, at its option, to redeem such shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Chemical Mellon Shareholder Services, L.L.C.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder Wertheim & Co. Incorporated, Raymond James & Associates, Inc. and Simmons & Company International are acting as Representatives (the "Representatives") has severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 3,500,000 shares of Common Stock at the price to public less the underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

                                                                     NUMBER OF
                                                                     SHARES TO
      UNDERWRITERS                                                  BE PURCHASED
      ------------                                                  ------------
      Schroder Wertheim & Co. Incorporated.........................
      Raymond James & Associates, Inc..............................
      Simmons & Company International..............................
                                                                     ---------
        Total......................................................  3,500,000
                                                                     =========

  The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

  The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price,
less a concession not in excess of $       per share. The Underwriters may
allow and such dealers may reallow a concession not in excess of $        per
share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders (except FSC Corp.) have severally granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 525,000 additional shares of Common Stock (of which 262,500 additional shares would be sold by each of the Company and the Selling Stockholders, collectively and pro rata) to cover overallotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the overallotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

  The Company, its directors and executive officers, and certain stockholders who will beneficially own an aggregate of 3,073,793 shares of the Common Stock outstanding after the Offering have agreed with the Representatives, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans), without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

  The Company and the Selling Stockholders have severally agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among other factors considered in determining the initial public offering price will be prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management, and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the Price to Public.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 6,585,714 shares of Common Stock outstanding. The 3,500,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act, by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 3,085,714 shares of Common Stock held by existing stockholders were acquired in transactions not requiring registration under the Securities Act and will be "restricted stock" within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, if at least two years have elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least three years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

  If the Company, however, proposes to register securities for its own account under the Securities Act following the Offering, the Company's existing stockholders are entitled, subject to certain conditions and limitations, to include shares owned by them in such registration. Additionally, after the consummation of the Offering, Berkshire is entitled to two demand registrations, subject to certain conditions and limitations, and, subject to reduction as determined by the underwriters, the other existing stockholders are entitled to include shares in such registration for Berkshire's account. See "Certain Relationships and Related Transactions-- Shareholders Agreement."

  Substantially all of the 3,085,714 shares of the restricted stock within the meaning of Rule 144 held by existing shareholders will be eligible for sale immediately following the Offering in reliance on Rule 144. The Company, its directors and executive officers, the Selling Shareholders and certain other stockholders holding an aggregate of approximately 3,073,793 shares, have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans) without the prior written consent of the Representative for a period of 180 days from the date of this Prospectus.

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                          NOTICE TO ONTARIO RESIDENTS

  The distribution of the shares of Common Stock in the Province of Ontario, Canada is being made only on a private placement basis and is exempt from the requirement that the Company prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the shares of Common Stock must be made in accordance with applicable securities laws, which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Purchasers are advised to seek legal advice prior to any resale of the shares of Common Stock.

  Each Ontario purchaser who receives a purchase confirmation regarding the purchase of shares of Common Stock will be deemed to represent to the Company and to the dealer from whom such confirmation is received that such purchaser is entitled under applicable Ontario securities laws to purchase such shares of Common Stock without the benefit of a prospectus qualified under such securities laws.

  Ontario purchasers of shares of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Common Stock in their particular circumstances and with respect to the eligibility of the shares of Common Stock for investment by the purchaser under relevant Canadian legislation.

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recision or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the period from October 29, 1993 to December 31, 1993 of the Company and the statement of revenues less direct operating expenses for the period January 1, 1993 through October 28, 1993 of the Acquired Vessels included in this Prospectus, and related financial statement schedule has been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                               OTHER INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
CONSOLIDATED FINANCIAL STATEMENTS:
 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES AND THE ACQUIRED VESSELS
Report of Independent Accountants.........................................   F-2
Consolidated Balance Sheet at December 31, 1995 and 1994..................   F-3
Consolidated Statement of Operations for the years ended December 31, 1995
 and 1994 and the period October 29, 1993 through December 31, 1993.......   F-4
Statement of Revenues less Direct Operating Expenses of the Acquired
 Vessels for the period
 January 1, 1993 through October 28, 1993.................................   F-4
Consolidated Statement of Stockholders' Equity for the years ended
 December 31, 1995 and 1994 and the period October 29, 1993 through
 December 31, 1993........................................................   F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1995
 and 1994 and the period October 29, 1993 through December 31, 1993.......   F-6
Notes to Consolidated Financial Statements................................   F-7
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheet at March 31, 1996 and December 31, 1995........  F-17
Consolidated Statement of Operations for the three months ended March 31,
1996 and 1995.............................................................  F-18
Consolidated Statement of Cash Flows for the three months ended March 31,
1996 and 1995.............................................................  F-19
Notes to Consolidated Financial Statements................................  F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Trico Marine Services, Inc.:

We have audited the accompanying consolidated balance sheet of Trico Marine Services, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993, and the statement of revenues less direct operating expenses of the fleet of forty-nine vessels acquired by Trico Marine Services, Inc. ("Acquired Vessels") as more fully described in Note 1 for the period January 1, 1993 through October 28, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of revenues less direct operating expenses of the Acquired Vessels was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of Trico Marine Services, Inc.) as described in Note 1 and are not intended to be a complete presentation of the results of operations for the Acquired Vessels.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trico Marine Services, Inc. and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993, and the revenues less direct operating expenses of the Acquired Vessels for the period January 1, 1993 through October 28, 1993, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

New Orleans, Louisiana March 27, 1996, except for Note 14 as to which the date is April 29, 1996

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                           DECEMBER 31, 1995 AND 1994

                             (DOLLARS IN THOUSANDS)

                           ASSETS                             1995     1994
                           ------                            -------  -------
Current assets:
  Cash and cash equivalents................................. $ 1,117  $ 1,770
  Accounts receivable, net..................................   7,417    7,747
  Prepaid expenses and other current assets.................     156      241
                                                             -------  -------
    Total current assets....................................   8,690    9,758
                                                             -------  -------
Property and equipment, at cost:
  Marine vessels............................................  44,603   42,494
  Transportation and other..................................     856      432
                                                             -------  -------
                                                              45,459   42,926
Less accumulated depreciation and amortization..............   6,195    4,418
                                                             -------  -------
  Net property and equipment................................  39,264   38,508
                                                             -------  -------
Other assets, net...........................................   4,159    3,153
                                                             -------  -------
                                                             $52,113  $51,419
                                                             =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Accounts payable.......................................... $ 3,656  $ 1,988
  Accrued expenses..........................................   2,878    2,220
  Current portion of long-term debt.........................   3,000    4,000
                                                             -------  -------
    Total current liabilities...............................   9,534    8,208
                                                             -------  -------
Long-term debt..............................................  23,695   23,500
Subordinated debt and accrued interest thereon..............  13,085   11,952
Deferred income taxes, net..................................      87      757
                                                             -------  -------
    Total liabilities.......................................  46,401   44,417
                                                             -------  -------
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 15,000,000 shares authorized,
 issued 3,123,371 and 3,118,788 shares, outstanding
 3,051,339 and 3,046,756 shares at December 31, 1995 and
 1994, respectively.........................................      31       31
  Additional paid-in capital................................   5,649    5,640
  Retained earnings.........................................      33    1,332
  Treasury stock, at par value, 72,032 shares...............      (1)      (1)
                                                             -------  -------
    Total stockholders' equity..............................   5,712    7,002
                                                             -------  -------
                                                             $52,113  $51,419
                                                             =======  =======

    The accompanying notes are integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THE PERIOD
                   OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                                ACQUIRED VESSELS

              STATEMENT OF REVENUES LESS DIRECT OPERATING EXPENSES
            FOR THE PERIOD JANUARY 1, 1993 THROUGH OCTOBER 28, 1993

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                      COMPANY                 ACQUIRED VESSELS
                                                                         ------------------------------------ ----------------
                                                                                               FOR THE PERIOD
                                                                         FOR THE YEAR ENDED     OCTOBER 29,    FOR THE PERIOD
                                                                            DECEMBER 31,        1993 THROUGH  JANUARY 1, 1993
                                                                         --------------------   DECEMBER 31,      THROUGH
                                                                           1995       1994          1993      OCTOBER 28, 1993
                                                                         ---------  ---------  -------------- ----------------
Revenues:
  Charter fees.......................................................... $  26,657  $  28,895    $   6,125        $ 26,871
  Other vessel income...................................................        41        139           20              --
                                                                         ---------  ---------    ---------        --------
    Total revenues......................................................    26,698     29,034        6,145          26,871
                                                                         ---------  ---------    ---------        --------
Operating expenses:
  Direct labor and other operating expenses.............................    16,520     16,458        2,952          15,509
  Management fees.......................................................       468        707           90           1,002
  General and administrative............................................     2,509      2,057          256           1,412
  Amortization of marine inspection costs...............................     1,930      1,490          222           1,176
  Other.................................................................       545        764           33             875
                                                                         ---------  ---------    ---------        --------
    Total operating expenses............................................    21,972     21,476        3,553          19,974
                                                                                                                  --------
Revenues less direct operating expenses.................................        --         --           --        $  6,897
                                                                                                                  ========
Depreciating expense....................................................     2,740      2,786          502
                                                                         ---------  ---------    ---------
Operating income........................................................     1,986      4,772        2,090
Interest expense........................................................     3,850      3,767          620
Amortization of deferred financing costs................................       381        344           60
Gain on sale of vessels.................................................      (244)        --           --
Other income, net.......................................................       (32)       (51)          --
                                                                         ---------  ---------    ---------
Income (loss) before income taxes.......................................    (1,969)       712        1,410
Income tax expense (benefit)............................................      (670)       226          564
                                                                         ---------  ---------    ---------
Net income (loss)....................................................... $  (1,299) $     486    $     846
                                                                         =========  =========    =========
Weighted average common shares outstanding.............................. 3,050,688  3,010,285    3,019,609
                                                                         =========  =========    =========
Net income (loss) per average common share outstanding.................. $  (0.43)  $    0.16    $    0.28
                                                                         =========  =========    =========

  The accompanying notes are an integral part for these consolidated financial statements

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
           AND THE PERIOD OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                             (DOLLARS IN THOUSANDS)

                            COMMON STOCK    ADDITIONAL            TREASURY STOCK
                          -----------------  PAID-IN   RETAINED  ----------------
                           SHARES   DOLLARS  CAPITAL   EARNINGS  SHARES PAR VALUE
                          --------- ------- ---------- --------  ------ ---------
Issuance of common stock
 on October 29, 1993....  3,025,300   $30     $5,472   $    --       --    $--
Issuance of common
 stock..................     56,815     1        102        --       --     --
Contribution of treasury
 stock..................         --    --         --        --   72,032      1
Net income..............         --    --         --       846       --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1993...................  3,082,115    31      5,574       846   72,032      1
Issuance of common
 stock..................     36,673    --         66        --       --     --
Net income..............         --    --         --       486       --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1994...................  3,118,788    31      5,640     1,332   72,032      1
Issuance of common
 stock..................      4,583    --          9        --       --     --
Net loss................         --    --         --    (1,299)      --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1995...................  3,123,371   $31     $5,649   $    33   72,032    $ 1
                          =========   ===     ======   =======   ======    ===


  The accompanying notes are an integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THE PERIOD
                   OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                             (DOLLARS IN THOUSANDS)

                                                                FOR THE PERIOD
                                                                 OCTOBER 29,
                                                                 1993 THROUGH
                                                                 DECEMBER 31,
                                                1995     1994        1993
                                               -------  ------  --------------
Net income (loss)............................. $(1,299) $  486     $   846
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
  Depreciation and amortization...............   5,111   4,620         783
  Deferred income taxes.......................    (670)    577         180
  Interest on subordinated debt...............   1,117   1,009         165
  Gain on sale of vessels.....................    (244)     --          --
  Provision for doubtful accounts.............     240     240          --
Change in operating assets and liabilities:
  Accounts receivable.........................      91    (549)     (7,438)
  Prepaid expenses and other current assets...      25      72        (353)
  Accounts payable and accrued expenses.......   2,327     191       4,018
Other, net....................................    (287)     20        (317)
                                               -------  ------     -------
    Net cash provided by (used in) operating
     activities...............................   6,411   6,666      (2,116)
                                               -------  ------     -------
Cash flows from investing activities:
  Purchases of property and equipment.........  (5,343)   (379)    (45,306)
  Deferred marine inspection costs............  (2,115) (1,792)         --
  Proceeds from sale of vessels...............   1,337   3,139          --
  Purchase of 50% of Trico Marine Operators,
   Inc. common stock..........................      --      --        (205)
                                               -------  ------     -------
    Net cash provided by (used in) investing
     activities...............................  (6,121)    968     (45,511)
                                               -------  ------     -------
Cash flows from financing activities:
  Proceeds from issuance of common stock......       9      66       5,390
  Proceeds from issuance of long-term debt and
   subordinated debt..........................   4,517   2,883      44,136
  Repayment of long-term debt.................  (5,305) (9,000)         --
  Deferred financing costs and other..........    (164)     (8)     (1,704)
                                               -------  ------     -------
    Net cash provided by (used in) financing
     activities...............................    (943) (6,059)     47,822
                                               -------  ------     -------
Net increase (decrease) in cash and cash
equivalents...................................    (653)  1,575         195
Cash and cash equivalents at beginning of
period........................................   1,770     195          --
                                               -------  ------     -------
Cash and cash equivalents at end of period.... $ 1,117  $1,770     $   195
                                               =======  ======     =======
Supplemental information:
  Income taxes paid........................... $    --  $  396     $    --
                                               =======  ======     =======
  Income taxes refunded....................... $   326  $   38     $    --
                                               =======  ======     =======
  Interest paid............................... $ 2,187  $2,079     $   456
                                               =======  ======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF ACQUISITION:

  Trico Marine Services, Inc. (the "Company") commenced operations on October 29, 1993 at which time it acquired a wholly-owned subsidiary of the Company, Trico Marine Assets, Inc. ("Trico Assets") purchased a fleet of 49 vessels including forty supply and crew boats, five lift boats, and four other vessels, including a tug and a barge (collectively referred to as the "Acquired Vessels") from Marine Asset Management Corporation ("MAMC"), a wholly-owned subsidiary of Chrysler Capital Corporation, pursuant to a Purchase Agreement dated as of October 29, 1993. Concurrently, the Company acquired 100% of the common stock of Trico Marine Operators, Inc. ("Trico Operators"). These acquisitions (the "Acquisition") were consummated in a series of transactions as follows:

  . Berkshire Fund III, a Limited Partnership, and other affiliated investors purchased 2,871,615 shares of the Company's common stock for $5,220,600 cash. Concurrently, 148,845 shares of the Company's common stock were purchased by certain members of Trico Operators' management for $65,600 cash and their 50% stock ownership in Trico Operators. An additional 4,840 shares of common stock were issued as payment of transaction fees to a third party.

  . Trico Assets entered into a Revolving Credit and Term Loan Agreement (the
    "Credit Agreement") with The First National Bank of Boston and received $33,000,000 of loan proceeds.

  . The Company issued $10,432,580 of 9% Subordinated Notes proportionally to the Company's stockholders for $10,189,316 cash and $243,264 of inventories and other assets. An additional $16,000 of 9% Subordinated Notes were issued as payment of transaction fees to a third party.

  . Trico Assets purchased the Acquired Vessels and related inventories and supplies for cash in the amount of $45,795,000 provided from proceeds of the Credit Agreement and an intercompany loan from the Company. Simultaneously, the Company purchased the remaining 50% stock ownership in Trico Operators from MAMC for $205,000 cash.

  . The Company and Berkshire Partners entered into a management agreement pursuant to which Berkshire Partners received a financial advisory fee of $370,000 on October 29, 1993.

  The Acquisition has been accounted for by the purchase method of accounting and substantially all of the purchase price has been allocated to the Acquired Vessels based upon their relative fair value. There was no goodwill. The operating results of the Acquired Vessels and Trico Operators are included in the Company's consolidated results of operations from the acquisition date. Subsequent to the Acquisition, management of Trico Operators continued employment with the Company.

  Concurrent with the Acquisition, the stockholders of the Company entered into a Shareholders Agreement which contains provisions allowing members of Trico Operators' management to require the Company to purchase their common stock upon death or disability, retirement or termination. The Company's requirement to repurchase these shares is eliminated upon a public stock offering of the Company.

  The Company is engaged in the ownership and operation of a diversified fleet of supply boats, lift boats, crew boats, and other specialty service vessels, providing support services to the offshore oil and gas industry primarily in the Gulf of Mexico and also, offshore Mexico and Brazil. The Company's financial position, results of operations and cash flows are affected primarily by day rates and fleet utilization in the Gulf of Mexico which primarily depend on the level of drilling activity, which in turn is dependent upon both short-term and long-term trends in oil and natural gas prices.

  The accompanying statement of revenues less direct operating expenses of the Acquired Vessels was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(for inclusion in the registration statement on Form S-1 of Trico Marine Services, Inc.) and is not intended to be a complete presentation of the results of operations for the Acquired Vessels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Consolidation Policy

  The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Cash and Cash Equivalents

  All highly liquid debt instruments with original maturity dates of less than three months when purchased are considered to be cash equivalents.

 Property and Equipment

  Marine vessels, transportation and other equipment are stated at cost. Depreciation for financial statement purposes is provided on the straight-line method, assuming 10% salvage value for marine vessels. Marine vessels are depreciated over a useful life of twenty-five to thirty years from the date of construction. Remaining lives generally range from ten to fifteen years. Major modifications which extend the useful life of marine vessels are capitalized and amortized over the adjusted remaining useful life of the vessel.

  Maintenance and repair cost is charged to expense as incurred. When marine vessels or equipment are sold or otherwise disposed of, their cost and the accumulated depreciation are removed from the accounts and any gain or loss is recognized. Marine vessel spare parts are stated at average cost.

  Drydocking expenditures in conjunction with marine inspections are capitalized and amortized on a straight-line basis over the period to be benefited (generally 24 to 36 months).

  The Company allocated a portion of the purchase price of the Acquired Vessels to marine inspection costs and is amortizing the costs over a period of 19 to 39 months.

 Income Taxes

  The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes are provided at the currently enacted income tax rates for the difference between the financial statement and income tax bases of assets and liabilities.

 Revenue and Expense Recognition

  Charter revenue is earned and recognized on a daily rate basis. Operating costs are expensed as incurred.

 Deferred Financing Costs

  Deferred financing costs include costs associated with the issuance of the Company's debt and are being amortized on a straight-line basis over the life of the related debt agreement.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 Direct Operating Expenses

  Direct operating expenses principally include crew costs, insurance, repairs and maintenance, drydocking charges, casualty losses and general and administrative expense incurred by the management company.

 Earnings Per Share

  The Company's earnings per share has been calculated using the weighted average number of shares of common stock outstanding during the year. Common stock equivalents during the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993 had no material dilutive effect on net income per average common share.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's financial statements. These reclassifications had no effect on net income (loss) or total stockholders' equity.

3. ACCOUNTS RECEIVABLE:

  The Company's accounts receivable, net consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                   1995   1994
                                                                  ------ ------
      Trade receivables, net of allowance for doubtful accounts
       of $480 and $240 in 1995 and 1994, respectively........... $6,975 $7,299
      Insurance and other........................................    442    448
                                                                  ------ ------
      Accounts receivable, net................................... $7,417 $7,747
                                                                  ====== ======

  The Company, as agent, bills trade accounts receivables on behalf of the vessels it operates under agreements with third parties. The Company's receivables are primarily due from entities operating in the oil and gas industry in the Gulf of Mexico.

  Approximately $628,000 and $1,100,000 of accounts receivable at December 31, 1995 and 1994, respectively, is due from oil and gas drilling companies in Mexico. These amounts are billed and collected in U.S. dollars.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. OTHER ASSETS:

  The Company's other assets, net consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                  1995   1994
                                                                 ------ ------
      Deferred marine inspection costs, net of accumulated
       amortization of $1,459 and $352 in 1995 and 1994,
       respectively............................................. $2,378 $1,440
      Deferred financing costs, net of accumulated amortization
       of $785 and $404 in 1995 and 1994, respectively..........  1,104  1,332
      Marine vessels spare parts................................    386    364
      Other.....................................................    291     17
                                                                 ------ ------
      Other assets, net......................................... $4,159 $3,153
                                                                 ====== ======

5. LONG-TERM DEBT AND SUBORDINATED DEBT:

  The Company's long-term debt and subordinated debt consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                1995     1994
                                                               -------  -------
      Revolving loan, interest at a base interest rate plus
       1.75% (10.25% at December 31, 1995) payable quarterly,
       principal due December 31, 1997.......................  $   800  $ 1,500
      Term Loan A, interest at a base interest rate plus
       1.75% (10.25% at December 31, 1995), interest and
       principal installments payable quarterly with final
       payment due December 31, 1999.........................   21,195   23,000
      Term Loan B, interest at a base rate plus 2.75% (11.25%
       at December 31, 1995) payable quarterly, principal due
       December 31, 1999.....................................    4,700    3,000
                                                               -------  -------
                                                                26,695   27,500
      Less current maturities................................   (3,000)  (4,000)
                                                               -------  -------
                                                                23,695   23,500
      9% Subordinated Notes and accrued interest thereon, due
       March 31, 2001........................................   13,085   11,952
                                                               -------  -------
                                                               $36,780  $35,452
                                                               =======  =======

  The annual maturities of long-term debt, as amended, are (in thousands):

      1996.............................................................. $ 3,000
      1997..............................................................   4,800
      1998..............................................................   4,000
      1999..............................................................   4,000
      2000..............................................................  10,895
      Thereafter........................................................  13,085
                                                                         -------
                                                                         $39,780
                                                                         =======

  On October 29, 1993 the Company entered into the Credit Agreement with The First National Bank of Boston. Availability under the revolving loan is based on the Company's accounts receivable and was limited to

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

$4 million during 1993 and 1994 and was to be reduced by $1 million at both December 31, 1995 and 1996. In 1993, the Company paid a closing fee of $965,000 in connection with the Credit Agreement. On December 30, 1994, the Company amended its Revolving Credit and Term Loan Agreement ("First Amendment"). Availability under the revolving credit loan was increased to $6 million, with a reduction of $2 million effective June 29, 1995 at which time the Company had the right to convert the revolving loan into its Term Loan B. Principal repayments of the Term Loans A and B and the revolving credit were also extended. The Company incurs a commitment fee of 0.5% per annum on the unused amount. Substantially all of the Company's assets serve as collateral for the Credit Agreement. The Credit Agreement contains certain covenants requiring the Company to maintain debt coverage ratios and net worth levels, limits capital expenditures and prohibits equity distributions. As of December 31, 1995, the Company was in compliance with these covenants or had obtained appropriate effective waivers in the event of noncompliance through subsequent amendment of the Credit Agreement.

  Effective June 28, 1995, the Company amended its Credit Agreement ("Second Amendment") to establish $5 million of availability under the revolving credit loan and extend principal payments. Under the Second Amendment, the Company had the right to convert $2 million of outstanding amounts under the revolving credit loan into its Term Loan B effective October 31, 1995. The Company converted $1.7 million of its outstanding revolving credit loan into its Term Loan B prior to December 31, 1995 ($300,000 of amounts outstanding under the revolving credit loan were converted into its Term Loan B subsequent to December 31, 1995). Effective March 6, 1996, the Company amended its Credit Agreement ("Third Amendment") to provide for an increased total credit facility, extend principal payments and restructure other portions of the Credit Agreement. The Third Amendment contains a revolving credit facility and term loan provisions. A $3 million revolving credit facility, which matures in July 1997 bears interest at 1.75% above a base rate. The Third Amendment contains $33,000,000 of term loans in three separate tranches. Tranche A, representing $27,300,000 bears interest at 1.75% above a base rate. Tranche B, representing $4,200,000, which has been utilized by the Company to fund the Brazilian Acquisition (see Note 13), bears interest at 1.75% above a base rate. Tranche C, representing $1,500,000, bears interest at 1.75% above a base rate and may be utilized to fund a specific project in Brazil described in the Third Amendment. The term loans mature in December 2000. Interest on all amounts outstanding under the Third Amendment is payable monthly with quarterly principal payments beginning in March 1996. The Company incurs a 1/2 of 1% commitment fee on the unused portion of the amounts outstanding under the Third Amendment. Beginning in April 1997, the Company must prepay amounts outstanding under the term loans in the amount of 75% of excess cash flow, as defined. The Third Amendment contains certain covenants requiring the Company to maintain a certain debt coverage ratio and net worth levels, limits capital expenditures and prohibits equity distributions. The Third Amendment contains a maximum prepayment penalty of approximately $150,000 should the Company prepay all amounts outstanding under this amendment. The maturities of debt outstanding under the Credit Agreement as of December 31, 1995 have been adjusted to reflect the maturities of the Company's obligations with respect to the Third Amendment.

  On October 29, 1993, the Company also sold a series of 9% Subordinated Notes to its shareholders in the same proportion as their common stock ownership. Holders of the 9% Subordinated Notes are only permitted to receive payments of interest in the form of 9% Deferred Interest Notes on a semi-annual basis until all debt under the Credit Agreement is retired. Concurrent with the First Amendment, the Company also amended its Subordinated Notes agreement whereby the maturities of its Subordinated Notes were extended to February 29, 2000. Concurrent with the Third Amendment, the Company also amended its Subordinated Notes agreement whereby the maturities of its Subordinated Notes were extended to March 31, 2001.

  In December 1993, FSC Corp., a wholly-owned subsidiary of The First National Bank of Boston, purchased 56,815 shares of the Company's common stock and $196,710 of the 9% Subordinated Notes for $300,000.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  In order to minimize floating interest rate risk, the Company has entered into the following agreements. During 1993, the Company purchased an interest rate swap on a notional amount of $10 million. Under the swap, the Company received a floating interest rate based on the Company's Term Loan A interest rate and paid a fixed rate of 8.25%, interest settlements occurred quarterly. The agreement was terminated in 1995 and the Company received $278,000 as compensation for the early termination of its interest rate swap which was amortized into interest expense over the remaining original life of the swap. Concurrent with the termination of the above swap, the Company paid $125,000, which will be amortized to interest expense over the two year life of the agreement, to enter into an interest rate corridor on a notional amount of $15 million. Under the corridor, the Company's effective rate of interest on the notional amount will not exceed 10.25%, as defined, if the floating rate does not exceed 11.50%. If the floating rate exceeds 11.50%, the Company pays the floating rate. The Company is exposed to certain losses in the event of non-performance by the counter-party to the corridor. Management believes the Company's exposure is not significant.

6. INCOME TAXES:

  The components of income tax expense (benefit) of the Company for the periods ended December 31, 1995, 1994 and 1993, are as follows (in thousands):

                                                             1995   1994   1993
                                                            ------  -----  ----
      Current income taxes:
        U.S. federal income taxes.......................... $   --  $(317) $346
        State income taxes.................................     --    (34)   38
      Deferred income taxes:
        U.S. federal income taxes..........................   (667)   572   157
        State income taxes.................................     (3)     5    23
                                                            ------  -----  ----
                                                            $ (670) $ 226  $564
                                                            ======  =====  ====

  The Company's deferred income taxes at December 31, 1995 and 1994 represents the tax effect of the following temporary differences between the financial reporting and income tax accounting bases of its assets and liabilities (in thousands):

                                                                  1995    1994
                                                                 ------  ------
      Accumulated depreciation and amortization................. $7,811  $5,166
      Alternative minimum tax credit carryforwards..............    (29)    (29)
      Net operating loss carryforward........................... (7,300) (3,998)
      Other.....................................................   (395)   (382)
                                                                 ------  ------
      Deferred income tax liability, net........................ $   87  $  757
                                                                 ======  ======

  Reconciling items which represent the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are primarily the result of state income taxes.

  The net operating loss carryforwards for Federal and state tax purposes of approximately $21 million begin to expire in 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all net operating loss carryforwards will be fully realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are not achieved.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. COMMON STOCK OPTION PLANS:

  Pursuant to the Company's 1993 Stock Option Plan ("Option Plan") and the Company's 1993 Key Employee Stock Option Plan ("Employee Option Plan," and together with the Option Plan, the "Option Plans"), the Company is authorized to grant incentive and nonqualified stock options to selected officers and other key employees of the Company. The Compensation Committee of the Board of Directors has the discretionary authority, subject to certain plan specifications, to determine the amounts and other terms of such stock options.

  A total of 727,512 shares of the Company's common stock have been reserved for issuance pursuant to the Option Plan. As of December 23, 1993, certain affiliates of Berkshire Partners contributed 72,032 shares of the Company's common stock to the Company. The Company reserved these shares for issuance pursuant to the Employee Option Plan. These shares have been recorded as treasury stock at par value.

  Options to purchase 576,247 shares of the Company's common stock were granted to officers and key members of management of the Company on October 29, 1993 at $1.818 per share, the original purchase price of the common stock, and accordingly, no expense was recognized. Options to purchase 151,265 shares of the Company's common stock were granted to an officer of the Company on February 22, 1995 at the October 29, 1993 original cost of the common stock, which was determined by the Board of Directors to be the fair market value of the Company's stock at that time, and accordingly, no expense was recognized. Of the options granted, 180,078 vest yearly in 25% increments beginning on October 31, 1994, with the options fully vested upon the earlier of October 31, 1997, or at the time of a "Qualified Public Offering" of the Company's stock, as defined. The remaining options vest and become exercisable upon the earlier of ten years from the date of grant or the achievement of specified returns on investment, as defined, for certain investors in the Company or, for options representing 255,710 shares, the consummation of an "initial public offering," as defined. The options all expire not later than ten years from the date of grant. As of December 31, 1995, 1994 and 1993, 90,039, 45,020 and 0, respectively of the option shares were exercisable; no shares were exercised.

8. OTHER RELATED PARTY TRANSACTIONS:

  Prior to the Acquisition, Trico Operators and an affiliate of MAMC managed certain of the Acquired Vessels owned by MAMC pursuant to operating and management agreements. Trico Operators received management and incentive fees from MAMC. Trico Operators and the affiliate were reimbursed for all direct operating costs and allocated general, administrative and overhead expenses.

  Amounts earned and reimbursed under these agreements were as follows (in thousands):

                                                               JANUARY 1, 1993
                                                                   THROUGH
                                                               OCTOBER 28, 1993
                                                               ----------------
      Management and incentive fees charged by Trico
       Operators..............................................      $  310
      Reimbursed general and administrative costs to Trico
       Operators..............................................      $1,086
      Reimbursed general and administrative costs to an
       affiliate of MAMC......................................      $  326

  Pursuant to an agreement effective October 29, 1993 (the "Berkshire Agreement"), Berkshire Partners is entitled to receive $16,666 each month for five years for providing certain management and other consulting services. The Berkshire Agreement is automatically renewable on an annual basis after the initial five year period upon agreement of the parties. Upon consummation of a public offering, the Berkshire Agreement will be terminated.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  During December 1994, the Company appointed two independent directors. These two directors purchased 36,673 shares of the Company's common stock at the original cost of the common stock. The two directors, also each purchased approximately $67,000 of the Company's 9% Subordinated Notes.

  During February 1995, an officer of the Company purchased 4,583 shares of the Company's common stock at the original cost of the common stock and approximately $17,000 of the Company's 9% Subordinated Notes.

9. PROFIT SHARING PLAN:

  The Company has a defined contribution profit sharing plan that covers substantially all employees who qualify as to age and length of service. As of January 1, 1995, the Company included 401(k) provisions into this plan. In 1995, the Company's contributions to the plan were based on one quarter of the first five percent of participant contributions plus a discretionary amount. The Company expensed contributions to the plan for the periods ended December 31, 1995, 1994 and 1993 of $66,000, $60,500 and $9,300, respectively.

10. CONTINGENCIES:

  Effective October 29, 1993, Trico Assets entered into an agreement with an unrelated company to provide management and operating services for the five lift boats purchased from MAMC. The agreement provides for management and incentive fees to be paid to the unrelated company based on gross monthly income and the achievement of specified returns, respectively. Pursuant to the agreement, the operator has been granted a right of first refusal on any sale of the lift boats.

  In the ordinary course of business, the Company is involved in certain personal injury, pollution and property damage claims and related threatened or pending legal proceedings. Management, after review with legal counsel and insurance representatives, is of the opinion these claims and legal proceedings will be settled within the limits of the Company's insurance coverages. At December 31, 1995 and 1994, the Company has accrued a liability in the amount of $1,570,000 and $880,000, respectively, based upon the insurance deductibles that management believes it may be responsible for paying in connection with these matters. The amounts the Company will ultimately be responsible for paying in connection with these matters could differ materially in the near term from amounts accrued.

11. OTHER INFORMATION:

  The Company maintains cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses in such accounts.

  For the year ended December 31, 1995, approximately 14% and 11% of the Company's total revenues were received from two oil and gas companies and 43% of the Company's total revenues were from its top five customers. For the year ended December 31, 1994, approximately 10% of the Company's total revenues were received from another oil and gas company and 43% of the Company's total revenues were from its top five customers.

  Shortly after the Acquisition, in November 1993, one of the Acquired Vessels was severely damaged during its use, which damage was fully insured. The casualty loss settlement information related to this vessel was considered when allocating the purchase price, and therefore, no gain related to this damaged vessel was recognized. Additionally, at the time of the Acquisition, the Company determined that certain vessels would be sold within one year. The Company applied the difference between sales proceeds related to those vessels sold during 1994 and the carrying value of these vessels (approximately $200,000) to the remaining vessels' cost and did not recognize a gain on the sale of those vessels.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement requires transactions to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Statement does allow pro forma amounts to be disclosed by companies which continue to apply the prior accounting provisions for stock-based compensation. Management is currently evaluating the alternatives available upon implementing this Statement, but expects to adopt only the pro forma disclosure provisions. The Company does not believe that implementation of these accounting standards, which have been issued but are not yet effective, will have a material effect on the Company's financial position, results of operations or cash flows.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

  The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these instruments. The carrying amount of the revolving credit and term loans approximate fair value because they bear interest rates currently available to the Company for debt with similar terms and remaining maturities. It is not practicable to estimate the fair value of the subordinated debt and accrued interest thereon since quoted prices are not readily available and valuation techniques would not be practicable due to the subordination and uncertainty regarding timing of repayment.

13. BRAZILIAN ACQUISITION:

  Effective March 15, 1996, the Company purchased seven utility vessels and a 40% interest in a marine operating company located in Brazil for a combined price of $4.2 million. The Brazilian operating company owns another utility vessel and operates it and the seven other purchased utility vessels under long-term contracts with a customer located in Brazil. The acquisition has been accounted for by the purchase method of accounting and substantially all of the purchase price has been allocated to the vessels purchased based upon their relative fair value. In addition to the purchase price above, $300,000 of contingent purchase price is payable based upon the operating results of the purchased utility vessels or the attainment by the Company of a certain contract to provide offshore marine services in Brazil.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. SUBSEQUENT EVENTS:

  On April 26, 1996, the Company's Board of Directors approved a 3.0253-for-1 split of the Company's common stock in the form of a stock dividend. A total of 2,123,372 shares of common stock, including shares subject to repurchase by the Company, were issued in connection with the split. The par value of each share was not changed. Approximately $21,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All effects of this stock split, including all share amounts, were retroactively applied to October 29, 1993. In addition, the Company authorized 5,000,000 shares of $.01 par value per share preferred stock.

  In April 1996, the Company signed a purchase agreement to acquire, for $11 million, all of the outstanding capital stock of a special purpose company whose sole assets consist of four supply vessels that historically have been bareboat chartered to an affiliated operating company. Pursuant to the terms of the agreement, on April 29, 1996, the Company made a $400,000 advance payment with the balance due on or before July 31, 1996, and, on May 1, 1996, the Company will assume operation of the four boats under bareboat charter agreements.

  In April 1996, the Company modified its Option Plan to include a provision for the 140,459 options not already containing a provision to become exercisable at the consummation of an "initial public offering" to become exercisable upon such a transaction.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                      MARCH 31, 1996 AND DECEMBER 31, 1995

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                           ASSETS                              1996     1995
                           ------                             -------  -------
Current assets:
  Cash and cash equivalents.................................. $ 1,863  $ 1,117
  Accounts receivable, net...................................   7,568    7,417
  Prepaid expenses and other current assets..................     520      156
                                                              -------  -------
    Total current assets.....................................   9,951    8,690
                                                              -------  -------
Property and equipment, at cost:
  Marine vessels.............................................  49,028   44,603
  Transportation and other...................................     547      856
                                                              -------  -------
                                                               49,575   45,459
Less accumulated depreciation and amortization...............   7,020    6,195
                                                              -------  -------
  Net property and equipment.................................  42,555   39,264
                                                              -------  -------
Other assets, net............................................   5,047    4,159
                                                              -------  -------
                                                              $57,553  $52,113
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Accounts payable........................................... $ 3,144  $ 3,656
  Accrued expenses...........................................   2,775    2,878
  Current portion of long-term debt..........................   4,000    3,000
                                                              -------  -------
    Total current liabilities................................   9,919    9,534
                                                              -------  -------
Long-term debt...............................................  27,900   23,695
Subordinated debt and accrued interest thereon...............  13,384   13,085
Deferred income taxes, net...................................     275       87
                                                              -------  -------
    Total liabilities........................................  51,478   46,401
                                                              -------  -------
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 15,000,000 shares authorized,
 issued 3,123,371, outstanding 3,051,339 shares at March 31,
 1996 and December 31, 1995..................................      31       31
  Additional paid-in capital.................................   5,649    5,649
  Retained earnings..........................................     396       33
  Treasury stock, at par value, 72,032 shares................      (1)      (1)
                                                              -------  -------
    Total stockholders' equity...............................   6,075    5,712
                                                              -------  -------
                                                              $57,553  $52,113
                                                              =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                  (UNAUDITED)

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                             1996       1995
                                                           ---------  ---------
Revenues:
  Charter hire............................................ $   8,376  $   6,348
  Other vessel income.....................................         8         12
                                                           ---------  ---------
    Total revenues........................................     8,384      6,360
                                                           ---------  ---------
Operating expenses:
  Direct labor and other operating expenses...............     4,478      4,229
  Management fees.........................................       209        138
  General & administrative................................       661        655
  Amortization of marine inspection costs.................       430        233
  Other...................................................       104        153
                                                           ---------  ---------
    Total operating expenses..............................     5,882      5,408
Depreciation expense......................................       824        990
                                                           ---------  ---------
Operating income (loss)...................................     1,678        (38)
Interest expense..........................................     1,036        972
Amortization of deferred financing costs..................       102         93
Gain on sale of vessel....................................        --        (56)
Other income, net.........................................       (12)       (30)
                                                           ---------  ---------
  Income (loss) before income tax expense.................       552     (1,017)
Income tax expense (benefit)..............................       188       (346)
                                                           ---------  ---------
    Net income (loss)..................................... $     364  $    (671)
                                                           =========  =========
Weighted average common shares outstanding................ 3,051,339  3,048,691
                                                           =========  =========
Net income (loss) per average common share outstanding.... $    0.12  $   (0.22)
                                                           =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                1996    1995
                                                               ------  -------
Net income (loss)............................................. $  364  $  (671)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
  Depreciation and amortization...............................  1,372    1,328
  Deferred income taxes.......................................    188     (346)
  Interest on subordinated debt...............................    298      269
  Gain on sale of vessels.....................................     --      (56)
  Provision for doubtful accounts.............................     40       60
Change in operating assets and liabilities:
  Accounts receivable.........................................   (191)   1,855
  Prepaid expenses and other current assets...................   (379)    (228)
  Accounts payable and accrued expenses.......................   (615)    (187)
Other, net....................................................    (63)       3
                                                               ------  -------
  Net cash provided by operating activities...................  1,014    2,027
                                                               ------  -------
Cash flows from investing activities:
  Purchases of property and equipment......................... (4,115)  (1,909)
  Deferred USCG expenses......................................   (304)    (198)
  Proceeds from sales of vessels..............................     --      400
  Investment in unconsolidated company........................   (635)      --
                                                               ------  -------
  Net cash used in investing activities....................... (5,054)  (1,707)
                                                               ------  -------
Cash flows from financing activities:
  Proceeds from issuance of common stock......................     --        9
  Proceeds from issuance of long-term debt and subordinated
   debt.......................................................  6,169    2,017
  Repayment of long-term debt.................................   (964)  (2,884)
  Deferred financing costs and other..........................   (322)    (222)
  Registration expenses.......................................    (97)       0
                                                               ------  -------
    Net cash provided by (used in) financing activities.......  4,786   (1,080)
                                                               ------  -------
Net increase (decrease) in cash and cash equivalents..........    746     (760)
Cash and cash equivalents at beginning of period..............  1,117    1,770
                                                               ------  -------
Cash and cash equivalents at end of period.................... $1,863  $ 1,010
                                                               ======  =======
Supplemental information:
  Income taxes paid........................................... $    2  $    --
                                                               ======  =======
  Income taxes refunded....................................... $   --  $    11
                                                               ======  =======
  Interest paid............................................... $1,217  $ 1,409
                                                               ======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. FINANCIAL STATEMENT PRESENTATION:

  The consolidated financial statements for Trico Marine Services, Inc. (the "Company") included herein are unaudited but reflect, in management's opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the Company's financial position and the results of its operations for the interim periods presented. Because of the nature of the Company's business, the results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. The financial statements included herein should be read in conjunction with the financial statements and notes thereto included in the Company's Consolidated Financial Statements for the year ended December 31, 1995.

2. AMENDMENT OF CREDIT AGREEMENT:

  Effective March 6, 1996, the Company amended its Credit Agreement (the "Amendment") to provide for an increased total credit facility, extend principal payments and restructure other portions of the Credit Agreement. The Amendment contains a revolving credit facility and term loan provisions. A $3 million revolving credit facility, which matures in July 1997 bears interest at 1.75% above a base rate. The Amendment contains $33,000,000 of term loans in three separate tranches. Tranche A, representing $27,300,000 bears interest at 1.75% above a base rate. Tranche B, representing $4,200,000, which has been utilized by the Company to fund the Brazilian Acquisition (see Note C), bears interest at 1.75% above a base rate. Tranche C, representing $1,500,000, bears interest at 1.75% above a base rate and may be utilized to fund a specific project in Brazil described in the Amendment. The term loans mature in December 2000. Interest on all amounts outstanding under the Amendment is payable monthly with quarterly principal payments beginning in March 1996. The Company incurs a 1/2 of 1% commitment fee on the unused portion of the amounts outstanding under the Amendment. Beginning in April 1997, the Company must prepay amounts outstanding under the term loans in the amount of 75% of excess cash flow, as defined. The Amendment contains certain covenants requiring the Company to maintain a certain debt coverage ratio and net worth levels, limits capital expenditures and prohibits equity distributions. The Amendment contains a maximum prepayment penalty of approximately $150,000 should the Company prepay all amounts outstanding under this Amendment.

3. BRAZILIAN ACQUISITION:

  On March 15, 1996, the Company purchased seven utility vessels and a 40% interest in a marine operating company located in Brazil for a combined price of $4.2 million. The Brazilian operating company owns another utility vessel and operates it and the seven other purchased utility vessels under long-term contracts with a customer located in Brazil. The acquisition has been accounted for by the purchase method of accounting. Of the purchase price, $3,565,000 has been allocated to the vessels purchased based upon their relative fair value, $270,000 has been allocated to the Company's investment in the stock of the Brazilian operating company with the remaining $365,000 allocated to goodwill. In addition to the purchase price above, $300,000 of contingent purchase price is payable based upon the operating results of the purchased utility vessels or the attainment by the Company of a certain contract to provide offshore marine service in Brazil.

4. SUBSEQUENT EVENTS:

  In April 1996, the Company signed a purchase agreement to acquire, for $11 million, all of the outstanding capital stock of a special purpose company whose sole assets consist of four supply vessels that historically have been bareboat chartered to an affiliated operating company. Pursuant to the terms of the agreement, on April 29, 1996, the Company made a $400,000 advance payment with the balance due on or before July 31, 1996, and, on May 1, 1996, the Company will assume operation of the four boats under bareboat charter agreements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

  On April 26, 1996, the Company's Board of Directors approved a 3.0253-for-1 split of the Company's common stock in the form of a stock dividend. All effects of this stock split, including all share amounts, were retroactively applied to October 29, 1993.

  In April 1996, the Company modified its Option Plan to include a provision for the 140,459 options not already containing a provision to become exercisable at the consummation of an "initial public offering" to become exercisable upon such a transaction.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   12
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   13
Dilution..................................................................   14
Capitalization............................................................   15
Selected Consolidated Financial and Operating Data........................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   25
Management................................................................   34
Principal and Selling Stockholders........................................   39
Certain Relationships and Related Transactions............................   40
Description of Capital Stock..............................................   41
Underwriting..............................................................   45
Shares Eligible for Future Sale...........................................   46
Notice to Ontario Residents...............................................   47
Legal Matters.............................................................   47
Experts...................................................................   47
Other Information.........................................................   48
Index to Consolidated Financial Statements................................  F-1

                                ---------------

  UNTIL JUNE   , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                3,500,000

                                [PASTE-UP LOGO]

                          TRICO MARINE SERVICES, INC.


                                 COMMON STOCK
                               ($.01 PAR VALUE)


                            SCHRODER WERTHEIM & CO.

                                 RAYMOND JAMES
                              & ASSOCIATES, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL


                                 MAY   , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

   SEC registration fee............................................. $  20,820
   NASD filing fee..................................................     6,538
   Nasdaq National Market application fee...........................    30,804
   Blue Sky fees and expenses Total.................................    10,000
   Accounting fees..................................................   110,000
   Printing expenses................................................    80,000
   Legal fees and expenses..........................................   150,000
   Transfer agent fees..............................................     5,000
   Miscellaneous expenses...........................................    86,838
                                                                     ---------
   Total............................................................ $ 500,000*
                                                                     =========

- --------
* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Registrant's bylaws provide for the indemnification of directors and officers against expenses and liabilities incurred in connection with defending actions brought against them for negligence or misconduct in their official capacities. The Registrant also has indemnity agreements, a form of which is filed as Exhibit 10.1, with each of its directors, which provide for indemnification of such directors. Prior to the effectiveness of this Registration Statement, the Registrant will purchase insurance permitted by the Delaware General Corporation Law on behalf of directors and officers, which may cover liabilities under the Securities Act. The Underwriting Agreement, a form of which is filed as Exhibit 1.1 and incorporated herein by reference, also provides indemnification to directors and officers of the Registrant under certain conditions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On October 26, 1993, the Company issued 303 shares of its Common Stock to Berkshire Fund III Investment Corp. (an affiliate of Berkshire) for an aggregate purchase price of $550.

  On October 29, 1993, the Company issued an aggregate of 2,953,268 (including the 303 shares referred to in the preceding paragraph) shares of its Common Stock and $10,448,580 in principal amount of its Notes for an aggregate purchase price of $15,948,580 to Berkshire Fund III Investment Corp., affiliates of Berkshire, members of Company management and an intermediary.

  Also on October 29, 1993, pursuant to its 1993 Stock Option Plan, the Company granted options to buy an aggregate of 576,247 shares of its Common Stock in equal amounts to Messrs. Fairley and Palmer at a per share exercise price of $1.82. As of November 30, 1995, Messrs. Fairley and Palmer surrendered 72,032 of such options (36,016 each) of the Company, and the Company granted such options to five other members of Company management (Messrs. Cain, Bourgeois, Edson, Bailey and Steele).

  On December 27, 1993, the Company issued 56,815 shares of Common Stock and $196,710 in principal amount of its Notes for an aggregate purchase price of $300,000 to FSC Corp. ("FSC"), a wholly-owned subsidiary of the First National Bank of Boston.

  On December 30, 1994, the Company issued to Benjamin F. Bailar 18,336 shares of Common Stock and $66,664.50 in principal amount of its Notes for an aggregate purchase price of $100,000. The Company also issued 18,336 shares of Common Stock and $66,664.50 in principal amount of its Notes to Edward C. Hutcheson, Jr. on the same day.

  On February 22, 1995, the Company issued 4,583 shares of Common Stock and $16,667.50 in principal amount of its Notes to Victor M. Perez for an aggregate purchase price of $25,000. The Company also issued to Mr. Perez options to buy 151,265 shares of Common Stock at an exercise price of $1.82.

  All of the securities described above were offered and sold without registration under the Securities Act inasmuch as they were deemed not subject to registration pursuant to the exemptions provided in Section 4(2) of the Securities Act, Regulation D and the other rules and regulations promulgated thereunder as securities sold in transactions not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The exhibits filed as part of this Registration Statement are as follows:

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBITS
 -------                         -----------------------
    1.1* Form of Underwriting Agreement.
    3.1* Certificate of Incorporation of the Company.
    3.2* Bylaws of the Company.
    3.3  Amended and Restated Certificate of Incorporation of the Company.(1)
    3.4  Amended and Restated Bylaws of the Company.(1)
      4  Specimen of Common Stock Certificate.(1)
      5  Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
         L.L.P. as to the legality of the Company's Common Stock.
   10.1* Form of Indemnity Agreement by and between the Company and each of the
          Company's directors.
   10.2* Note and Stock Purchase Agreement, dated as of October 29, 1993, by and among the Company, Berkshire Fund III Investment Corp, and other purchasers, as amended.
   10.3* Amended and Related Revolving Credit and Term Loan Agreement among
         Trico Marine Operators, Inc., Trico Marine Assets, Inc., the Company
         and The First National Bank of Boston, the First National Bank of
         Commerce, Hibernia National Bank, The First National Bank of Boston,
         as Agent, and Co-Agent and Hibernia National Bank, as Co-Agent.
   10.4* Management Agreement dated as of October 29, 1993 by and among
         Berkshire Partners and the Company.
   10.5* Management and Operating Agreement dated as of October 28, 1993 by and among Power Offshore Services, Inc., Trico Marine Operators, Inc. and
         Trico Marine Assets, Inc., as amended.
   10.6* Form of Trico Marine Services, Inc. 1996 Incentive Compensation Plan.
   10.7* Form of Trico Marine Services, Inc. 1993 Stock Option Plan.
   10.8* Form of Stock Option Agreement under the 1993 Stock Option Plan.
   10.9* Forms of Non-Qualified Time Accelerated Restricted Stock Option
          Agreements.
  10.10* Form of Option Agreement under the 1996 Incentive Compensation Plan.
  10.11* Form of Noncompetition, Nondisclosure and Severance Agreements between
         Trico Marine Operators, Inc. and each of its Executive Officers.
  10.12* Stockholders Agreement by and among the Company, Berkshire Fund III
         Investment Corp., various affiliates of Berkshire Partners, Eldon L.
         Hinds, Ronald O. Palmer, Thomas E. Fairley, Kenneth W. Bourgeois,
         Michael D. Cain, William O. Edison, Joseph O. Bailey and Frank L.
         Steele dated as of October 29, 1993.

 EXHIBIT
 NUMBER                         DESCRIPTION OF EXHIBITS
 -------                        -----------------------
  10.13* Agreement by and among the Company and purchasers of its 9%
         Subordinated Notes and Common Stock dated as of March 25, 1996 regarding the recapitalization of the Company.
  10.14* Asset Purchase Agreement dated as of March 6, 1996 by and among the
         Company, W&O Marine, Joseph A. Ollinger Co., Inc., Matthew Walker and
         Joseph A. Ollinger.
  10.15* Asset Purchase Agreement dated as of October 29, 1993 between Marine
         Asset Management Corporation and the Company.
  10.16* Purchase Agreement dated as of April 26, 1996 between the Company and
          HOS Partners, L.P.
     21* Subsidiaries of the Company.
   23.1  Consent of Coopers & Lybrand L.L.P.(2)
   23.2  Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
          L.L.P. (included in Exhibit 5).
   24.1* Power of Attorney (included in Signature Page to the Registration
          Statement).
   24.2* Power of Attorney of Benjamin F. Bailar.
   24.3* Power of Attorney of Carl Ferenbach

- --------
* Previously filed.
(1) Incorporated by reference from the Company's Registration Statement on Form 8-A filed with the Commission on April 25, 1996.
(2) Refiled by this Amendment.

  (b) The financial statement schedule filed as a part of this Registration Statement is included in this Registration Statement on pages S-1 and S-2.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and persons controlling the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of said securities at that time shall be deemed to be the initial bona fide offering thereof.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Trico Marine Services, Inc.:

In connection with our audits of the consolidated financial statements of Trico Marine Services, Inc. and Subsidiaries as of December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993, which financial statements are included in the Prospectus, we have also audited the financial statement schedule included on page S-2 herein. This financial statement schedule is the responsibility of the Company's management.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


Coopers & Lybrand L.L.P.

New Orleans, Louisiana
March 27, 1996, except for
Note 14 as to which the
date is April 29, 1996

                                                                    SCHEDULE II

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THE PERIOD
                  OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993
                                (IN THOUSANDS)

- -------------------------------------------------------------------------------

           COLUMN A             COLUMN B  COLUMN C COLUMN C   COLUMN D  COLUMN E
- --------------------------------------------------------------------------------
                                 BALANCE  CHARGED                       BALANCE
                                   AT     TO COSTS CHARGED               AT END
                                BEGINNING   AND    TO OTHER                OF
         DESCRIPTION            OF PERIOD EXPENSES ACCOUNTS  DEDUCTIONS  PERIOD
- --------------------------------------------------------------------------------
             1995
Deducted in balance sheet from
 accounts receivable:
  Allowance for doubtful
   accounts--trade............    $240      $240       --         --      $480
                                  ====      ====     ====       ====      ====
             1994
Deducted in balance sheet from
 accounts receivable:
  Allowance for doubtful
   accounts--trade............    $ --      $240       --         --      $240
                                  ====      ====     ====       ====      ====
  Allowance for doubtful
   accounts--billed as agent..    $514        --       --       $514(1)   $ --
                                  ====      ====     ====       ====      ====
             1993
Deducted in balance sheet from
 accounts receivable:
  Allowance for doubtful
   accounts--billed as agent..    $ --        --     $514(1)      --      $514
                                  ====      ====     ====       ====      ====

- --------
(1) Allowance for doubtful accounts--billed as agent is for receivables billed as agent. Amount is due to the purchase of Trico Marine Operators, Inc., a wholly-owned subsidiary. Deduction of amount was borne by the previous owners of the vessels.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED IN THE CITY OF HOUMA, STATE OF LOUISIANA, ON MAY 13, 1996.

                                          TRICO MARINE SERVICES, INC.

                                               /s/ Victor M. Perez
                                          By___________________________________
                                                     Victor M. Perez,
                                              Vice President, Chief Financial
                                                   Officer and Treasurer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRANT'S REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *
- ------------------------------------
         Thomas E. Fairley           Director, Chairman of the
                                      Board, President and Chief
                                      Executive Officer               May 13, 1996
                 *
- ------------------------------------
          Ronald O. Palmer           Director, Executive Vice
                                      President                       May 13, 1996
      /s/ Victor M. Perez
- ------------------------------------
          Victor M. Perez            Vice President, Chief
                                      Financial Officer and
                                      Treasurer (Principal
                                      Financial Officer)              May 13, 1996
                 *
- ------------------------------------
        Kenneth W. Bourgeois         Vice President and
                                      Controller (Principal
                                      Accounting Officer)             May 13, 1996
                 *
- ------------------------------------
         Benjamin F. Bailar          Director                         May 13, 1996
                 *
- ------------------------------------
           Carl Ferenbach            Director                         May 13, 1996
                 *
- ------------------------------------
         Garth H. Greimann           Director                         May 13, 1996
                 *
- ------------------------------------
      Edward C. Hutcheson, Jr.       Director                         May 13, 1996

 /s/ Victor M. Perez
*By____________________________
        Victor M. Perez
       Attorney-in-Fact

                                                                    SEQUENTIALLY
 EXHIBIT                                                              NUMBERED
 NUMBER                DESCRIPTION OF EXHIBITS                        PAGE(+)
 -------               -----------------------                      ------------
    1.1  Form of Underwriting Agreement.                        PF
    3.1  Certificate of Incorporation of the Company.           PF
    3.2  Bylaws of the Company.                                 PF
    3.3  Amended and Restated Certificate of Incorporation       I
          of the Company.
    3.4  Amended and Restated Bylaws of the Company.             I
      4  Specimen of Common Stock Certificate.                   I
      5  Opinion of Jones, Walker, Waechter, Poitevent,          F
         Carrere & Denegre, L.L.P. as to the legality of the
         Company's Common Stock.
   10.1  Form of Indemnity Agreement by and between the         PF
         Company and each of the Company's directors.
   10.2  Note and Stock Purchase Agreement, dated as of         PF
         October 29, 1993, by and among the Company,
         Berkshire Fund III Investment Corp, and other
         purchasers, as amended.
   10.3  Amended and Related Revolving Credit and Term Loan     PF
         Agreement among Trico Marine Operators, Inc., Trico
         Marine Assets, Inc., the Company and The First
         National Bank of Boston, the First National Bank of
         Commerce, Hibernia National Bank, The First
         National Bank of Boston, as Agent, and Co-Agent and
         Hibernia National Bank, as Co-Agent.
   10.4  Management Agreement dated as of October 29, 1993      PF
         by and among Berkshire Partners and the Company.
   10.5  Management and Operating Agreement dated as of         PF
         October 28, 1993 by and among Power Offshore
         Services, Inc., Trico Marine Operators, Inc. and
         Trico Marine Assets, Inc., as amended.
   10.6  Form of Trico Marine Services, Inc. 1996 Incentive     PF
          Compensation Plan.
   10.7  Form of Trico Marine Services, Inc. 1993 Stock         PF
          Option Plan.
   10.8  Form of Stock Option Agreement under the 1993 Stock    PF
          Option Plan.
   10.9  Forms of Non-Qualified Time Accelerated Restricted     PF
          Stock Option Agreements.
  10.10  Form of Option Agreement under the 1996 Incentive      PF
          Compensation Plan.
  10.11  Form of Noncompetition, Nondisclosure and Severance    PF
         Agreements between Trico Marine Operators, Inc. and
         each of its Executive Officers.
  10.12  Stockholders Agreement by and among the Company,       PF
         Berkshire Fund III Investment Corp., various
         affiliates of Berkshire Partners, Eldon L. Hinds,
         Ronald O. Palmer, Thomas E. Fairley, Kenneth W.
         Bourgeois, Michael D. Cain, William O. Edison,
         Joseph O. Bailey and Frank L. Steele dated as of
         October 29, 1993.
  10.13  Agreement by and among the Company and purchasers      PF
         of its 9% Subordinated Notes and Common Stock dated
         as of March 25, 1996 regarding the recapitalization
         of the Company.
  10.14  Asset Purchase Agreement dated as of March 6, 1996     PF
         by and among the Company, W&O Marine, Joseph A.
         Ollinger Co., Inc., Matthew Walker and Joseph A.
         Ollinger.
  10.15  Asset Purchase Agreement dated as of October 29,       PF
         1993 between Marine Asset Management Corporation
         and the Company.
  10.16  Purchase Agreement dated as of April 26, 1996          PF
         between the Company and HOS Partners, L.P.
     21  Subsidiaries of the Company.                           PF

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER               DESCRIPTION OF EXHIBITS                        PAGE(+)
 -------              -----------------------                      ------------
  23.1   Consent of Coopers & Lybrand L.L.P.                    F
  23.2   Consent of Jones, Walker, Waechter, Poitevent,         F
         Carrere & Denegre, L.L.P. (included in Exhibit 5).
  24.1   Power of Attorney (included in Signature Page to      PF
          the Registration Statement).
  24.2   Power of Attorney of Benjamin F. Bailar.              PF
  24.3   Power of Attorney of Carl Ferenbach                   PF

- --------
(+)"I" indicates that the Exhibit is incorporated by reference herein. "F" indicates that the Exhibit is filed herewith. "PF" indicates that the Exhibit was previously filed as an Exhibit to the Registration Statement.